2005 Notice of Annual Meeting

and Management Proxy Circular

Cameco Corporation

Cameco Corporation
Management Proxy Circular

April 13, 2005

Dear Shareholder,

It is my pleasure to invite you to attend the annual meeting of Cameco’s shareholders to be held at 1:30 p.m. Thursday, May 5, 2005 at Cameco Corporation, 2121-11th Street West, in Saskatoon, Saskatchewan. It is an opportunity for the directors and management of Cameco to meet with you, our shareholders. At the meeting, we will report to you on Cameco’s performance in 2004 and our plans for the future. If you plan to attend, please contact Karen Lendzyk at (306) 956-6309 by April 30, 2005.

Included in this package are Cameco’s 2004 annual report, notice of meeting, management proxy circular and a form of proxy. These materials describe the business to be dealt with at the meeting and provide you with additional information about Cameco and its directors and executive officers. Please exercise your rights as a shareholder either by attending the meeting in person or by completing the enclosed form of proxy and returning it, as soon as possible, in the envelope provided.

I thank you for your interest and confidence in Cameco and I urge you to exercise your vote.

Sincerely,

“Victor J. Zaleschuk”

Victor J. Zaleschuk
Chair of the Board

RSVP to (306) 956-6309 by April 30, 2005

2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3

1     CAMECO MANAGEMENT PROXY CIRCULAR

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder,

The annual meeting of the shareholders of Cameco Corporation will be held on Thursday, May 5, 2005 at 1:30 p.m. CST at Cameco Corporation, 2121-11th Street West, Saskatoon, Saskatchewan, Canada, in order to:

1.	receive the financial statements for the year ended December 31, 2004 and the auditor’s report on the statements;

2.	elect directors;

3.	appoint an auditor; and

4.	transact such other business that may properly be brought before the meeting.

The board of directors of Cameco has fixed the close of business on April 1, 2005 as the record date to determine which shareholders are entitled to receive notice of and to vote at the annual meeting.

A proxy, a management proxy circular (circular) and a copy of the 2004 annual report, including the audited financial statements of the corporation for the year ended December 31, 2004 and related management’s discussion and analysis, accompany this notice of annual meeting. You should refer to the circular for details of the matters to be considered at the annual meeting.

If you are unable to attend, please exercise your right to vote by completing and returning the accompanying form of proxy in the enclosed postage prepaid envelope as soon as possible. To be effective, properly completed proxies must be deposited with Cameco’s transfer agent and registrar, CIBC Mellon Trust Company, 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9, no later than prior to the commencement of the meeting on May 5, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Gary M. S. Chad”

Gary M.S. Chad
Senior Vice-President,
Governance, Legal and Regulatory Affairs,
and Corporate Secretary

Saskatoon, Saskatchewan
April 13, 2005

CAMECO MANAGEMENT PROXY CIRCULAR     2

MANAGEMENT PROXY CIRCULAR

VOTING RIGHTS AND SOLICITATION OF PROXIES

Solicitation of Proxies

This management proxy circular (circular) is furnished in connection with the solicitation of proxies by the management of Cameco Corporation (Cameco or corporation), for use at the annual meeting (meeting) of the shareholders of the corporation (shareholders). The notice of meeting accompanying this circular sets out the time, place and purpose of the meeting. The cost of solicitation will be borne by the corporation. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone. In addition, the corporation has retained Georgeson Shareholder Communications Canada, 66 Wellington Street West, TD Tower, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3 to aid in the solicitation of proxies from individual and institutional holders at a fee of approximately $25,000. The record date to determine shareholders entitled to receive notice and vote at the annual meeting is April 1, 2005. It is anticipated that this circular and the accompanying notice of the meeting and proxy will first be sent or given to shareholders on or about April 13, 2005.

Unless otherwise indicated, the information in this circular is given at March 15, 2005. All dollar references in this circular are to Canadian dollars, unless otherwise indicated.

Appointment and Revocation of Proxies

Shareholders who are unable to attend the meeting and vote in person may still vote by appointing a proxy.

The persons named in the accompanying form of proxy are Gerald W. Grandey, president and chief executive officer, and Gary M.S. Chad, senior vice-president, governance, legal and regulatory affairs and corporate secretary of the corporation. A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy. In either case, the completed proxy must be deposited at the office of the transfer agent and registrar of the corporation, CIBC Mellon Trust Company, 200 Queen’s Quay, Unit 6, Toronto, Ontario, M5A 4K9, no later than prior to the commencement of the meeting on May 5, 2005.

A shareholder has the right to revoke a submitted proxy any time prior to its use. To revoke a proxy, the shareholder may deliver a written notice to the registered office of the corporation, 2121-11th Street West, Saskatoon, Saskatchewan, S7M 1J3, at any time up to and including the last business day before the meeting or any adjournment of the meeting. The proxy may also be revoked on the day of the meeting or any adjournment of the meeting by delivering written notice to the chair of the meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the shareholder or by an attorney who has the shareholder’s written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

If your shares are held in the name of a nominee, please see the instructions under the heading of Non-Registered Shareholders.

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Voting of Proxies

The shares represented by any properly executed proxy in the accompanying form will be voted or withheld from voting, in accordance with the instructions of a shareholder as indicated on the proxy, on any ballot that may be called for. If the shareholder has specified a choice in the proxy with respect of an item to be acted upon, the shares will be voted accordingly. In the absence of a shareholder’s instructions, shares represented by proxies received by management will be voted:

•	FOR the election as directors of the proposed nominees whose names are set forth in the following pages; and

•	FOR the reappointment of KPMG LLP as auditors;

all as more specifically described under the relevant sections of this circular.

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to any amendments or variations to the matters identified in the notice of the meeting or other matters that may properly come before the meeting and the persons named in the accompanying proxy will vote on such matters in accordance with their judgment. At the date of this circular, management of Cameco is not aware of any such amendments, variations or other matters which are to be presented for action at the meeting.

Voting Shares and Principal Holders of Shares

As of March 15, 2005, there were 173,431,661 common shares outstanding, each share carrying, subject to the limitations described in Restrictions on Share Ownership and Voting, the right to one vote per share. The directors have fixed the close of business on April 1, 2005 as the record date for the meeting. Only shareholders who are on record at the close of business on that date are entitled to receive notice and to attend and to vote at the meeting. As at December 31, 2004, Capital Group International Inc., the parent company of two investment management companies, may be deemed to beneficially own on behalf of its clients over 21,240,700 shares or approximately 12.30% of the shares of the corporation. As of February 28, 2005, Wellington Management Company, LLP had discretionary authority on behalf of its clients over 18,140,856 shares or approximately 10.48% of the shares of the corporation.

Restrictions on Share Ownership and Voting

The Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of Cameco shares. Relevant definitions from the ENL Reorganization Act are set out in schedule A to this circular. The following is a summary of the constraints currently contained in the articles of the corporation:

Individual Ownership Restriction

No resident alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 25% of the votes that may ordinarily be cast to elect directors of Cameco.

Individual Non-Resident Ownership Restriction

No non-resident of Canada, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only, shares to which are attached more than 15% of the votes that may ordinarily be cast to elect directors of Cameco.

CAMECO MANAGEMENT PROXY CIRCULAR     4

Non-Resident Voting Restriction

The votes attaching to shares held, beneficially owned or controlled, directly or indirectly by all non-residents together, and cast at any meeting of shareholders, will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by shareholders at that meeting.

Enforcement of Restrictions on Share Ownership

To give effect to such constraints, the articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents of Canada and non-residents of Canada described above, including provisions for suspension of voting rights, forfeiture of dividends, prohibitions against the issue and transfer of shares and suspension of all remaining shareholders’ rights.

The provisions of the ENL Reorganization Act allow the Board to require the holders or other subscribers for shares and certain other persons to furnish declarations as to residence, ownership of shares and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any shares where contravention of the resident or non-resident ownership restrictions would result. Cameco requires that, prior to each transfer of shares, other than a transfer to a depository, the transferee give a declaration providing information relating to compliance with these ownership restrictions.

The Board is entitled to determine whether contraventions of the ENL Reorganization Act or the articles have occurred. The Board may make such determination whether or not it, or Cameco’s transfer agent and registrar, has received such declarations, if the Board has reason to believe that contravention of the ownership restrictions has occurred.

If the Board determines that shares are held by a shareholder in contravention of the ownership restrictions, Cameco has the power to suspend all rights of the shareholder in respect of all shares held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the shares so held have been disposed of by the shareholder and Cameco has been so advised.

Shareholder Residency Declaration

Shareholders who either complete and deliver a proxy or attend at the meeting in person will be required to sign a declaration of residency to enable the corporation to comply with the restrictions on share ownership and voting by residents of Canada and non-residents of Canada described above. Failure to sign and provide the declaration of residence requested may result in a shareholder being deemed a non-resident of Canada. Such declaration is contained in the accompanying form of proxy and will be available at the meeting.

Non-Registered Shareholders

Only registered holders of shares of Cameco, or the persons they appoint as proxies, are permitted to attend and vote at the meeting. If your shares are not registered in your name, they will be held in the name of a nominee, which is usually a trust company, securities broker or other financial institution. Your nominee is required to seek your instructions as to how to vote your shares. Consequently, in a mailing from your nominee, you will have received certain material relating to this meeting, including notice of the meeting, this circular and a proxy form or a request for voting instructions. The purpose of this procedure is to permit non-registered holders to direct the voting of the shares they beneficially own. Each nominee has its own signing and return instructions which you should carefully follow to ensure your shares will be voted. If you are a non-registered shareholder and wish to:

•	vote in person at the meeting; or

•	change voting instructions given to your nominee; or

•	revoke voting instructions given to your nominee and vote in person at the meeting;

contact your nominee to discuss whether this is possible and what procedure to follow.

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Class B Shareholder

The Province of Saskatchewan, as the holder of the Class B share (Class B Share), is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class except on any proposal to (i) amend Part I of Schedule B of the articles, (ii) amalgamate that would effect an amendment to Part I of Schedule B of the articles, or (iii) amend the articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the articles currently provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan, (B) all of the following executive officers: vice-chairman of the board, chief executive officer, chief operating officer, chief financial officer and president of Cameco and substantially all of the senior officers (vice-presidents) of Cameco, must be ordinarily resident in the Province of Saskatchewan, and (C) all annual meetings of shareholders of the Company must be held at a place in the Province of Saskatchewan.

BUSINESS OF THE MEETING

A simple majority of votes cast, by person or proxy, will constitute approval of matters voted on at the meeting, except as otherwise specified.

A quorum for the meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding shares having voting rights at the meeting. No business shall be transacted at the meeting unless the requisite quorum shall be present at the commencement of such meeting, provided that if a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

Financial Statements

The consolidated financial statements for the year ended December 31, 2004 are included in the 2004 annual report, which has been mailed to shareholders with this circular.

Election of Directors

The number of Directors to be elected at the meeting is 12. The articles provide that the Board shall consist of a minimum of three Directors and a maximum of 15, with the actual number to be determined from time to time by the Board. The Board has determined that at the present time there will be 12 Directors.

The table below contains the names of the nominees for election as Directors. All nominees are presently Directors of Cameco. Unless authority is withheld, the persons named in the accompanying form of proxy intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as Directors. The form of proxy permits shareholders to vote in favour of all nominees, vote in favour of some nominees and to withhold votes for other nominees, or to withhold votes for all nominees.

If, for any reason, at the time of the meeting any of the nominees are unable to serve as a Director, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has directed that the shares be withheld from voting in the election of Directors. Each Director elected will, subject to the bylaws of the corporation, hold office until the close of the next annual meeting of shareholders of the corporation or until his or her successor is elected or appointed in accordance with the bylaws. The information in the following table is as of March 15, 2005, except for Cameco securities ownership, which is as of December 31, 2004.

CAMECO MANAGEMENT PROXY CIRCULAR     6

John S. Auston, 67
West Vancouver, British Columbia, Canada

Cameco Securities Ownership:
Shares: 4,500
DSUs: 7884
Options: 12,000

John S. Auston, a corporate director, is a graduate of McGill University, with degrees in geology and mineral exploration, and attended the Program for Management Development at Harvard University. During a career of over 40 years in the minerals industry he has been active in the exploration for and the development and operation of base metal, precious metal, uranium and coal mines in Canada, Australia and the United States. Most of this work was with the Selection Trust Group of London (a base metals and gold mining group of companies), which in 1981 became the minerals arm of British Petroleum (a petroleum, petrochemicals, and minerals company). He was the President and Chief Executive Officer of Ashton Mining of Canada Inc. (a diamond exploration company) from 1996 to 2000 and President and Chief Executive Officer of Granges Inc. (a base metals and gold mining company) from 1993 to 1995. Mr. Auston is a director of Eldorado Gold Corporation (a gold mining company), GGL Diamond Corp (a diamond exploration company), and Centerra Gold Inc. (a gold mining company and a Cameco subsidiary), which are all publicly traded companies.

Cameco Board Details:

•	Director since 1999.

•	Member of the Reserves Oversight Committee (chair) and the Nominating, Corporate Governance and Risk Committee.

•	Meets Share Ownership Guidelines.

•	Independent.

Joe F. Colvin, 62
Kiawah Island, South Carolina, U.S.A.

Cameco Securities Ownership:
Shares: 3,000
DSUs: 30,685
Options: 18,000

Joe F. Colvin, a corporate director, is the President Emeritus of the Nuclear Energy Institute Inc. (the US nuclear energy industry’s Washington-based policy organization). Mr. Colvin was elected as President Emeritus in February 2005, after serving as the Institute’s President and Chief Executive Officer since 1996. Prior to that he was the Executive Vice-President and Chief Executive Officer of the Nuclear Energy Institute Inc. from 1994 to 1996. Mr. Colvin holds a Bachelor of Science degree in electrical engineering from the University of New Mexico, has completed advanced studies in nuclear engineering and is a graduate of Harvard University’s Advanced Management Program.

Cameco Board Details:

•	Director since 1999.

•	Member of the Safety, Health and Environment Committee (chair) and the Nominating, Corporate Governance and Risk Committee.

•	Meets Share Ownership Guidelines.

•	Independent.

Harry D. Cook, 61
La Ronge, Saskatchewan,
Canada

Cameco Securities Ownership:
Shares: 6,000
DSUs: 11,433
Options: 35,100

Harry D. Cook, corporate director, is the Chief of the Lac La Ronge Indian Band, retiring effective March 31, 2005. He is also the President of Kitsaki Management Limited Partnership (a service business conglomerate), a member of the Prince Albert Grand Council Executive Board, Federation of Saskatchewan Indian Nations Taxation Commission Board and Indian Government Commission, retiring effective March 31, 2005.

Cameco Board Details:

•	Director since 1992.

•	Member of the Safety, Health and Environment Committee.

•	Meets Share Ownership Guidelines.

•	Non-Independent due to service contracts between Kitsaki and Cameco that are material to Kitsaki.

7     CAMECO MANAGEMENT PROXY CIRCULAR

James R. Curtiss, 51
Brookville, Maryland, U.S.A.

Cameco Securities Ownership:
Shares: 7,800
DSUs: 32,840
Options: 10,650

James R. Curtiss is a partner with the law firm of Winston & Strawn LLP in Washington, DC, where he concentrates his practice in energy policy and nuclear regulatory law. He was also a Commissioner with the US Nuclear Regulatory Commission from 1988 to 1993. He currently serves on the board of Constellation Energy Group (a large US publicly traded supplier of electricity to commercial and industrial customers). Mr. Curtiss received a Bachelor of Arts and a Juris Doctorate from the University of Nebraska.

Cameco Board Details:

•	Director since 1994.

•	Member of the Human Resources and Compensation Committee (chair) and the Safety, Health and Environment Committee.

•	Meets Share Ownership Guidelines.

•	Independent.

George S. Dembroski, 70
Toronto, Ontario, Canada

Cameco Securities Ownership:
Shares: 900
DSUs: 10,620
Options: 40,800
Convertible Debentures: $50,000

George S. Dembroski, corporate director, is the former Vice-Chairman and Director of RBC Dominion Securities Limited (an investment dealer). He currently serves on the boards of the following publicly traded companies: Electrohome Limited (an investment company), Middlefield Bancorp Ltd. (a merchant banking company), Murphy Oil Corporation (an energy company), and Extendicare Inc. (a health care company). He also serves on the board of Murphy Oil Company Ltd. (an energy company). Mr. Dembroski is a chartered accountant and holds a Bachelor of Arts in Business Administration from the University of Western Ontario.

Cameco Board Details:

•	Director since 1996.

•	Member of the Nominating, Corporate Governance and Risk Committee (chair) and the Human Resources and Compensation Committee.

•	Meets Share Ownership Guidelines.

•	Independent.

Gerald W. Grandey, 58
Saskatoon, Saskatchewan, Canada

Cameco Securities Ownership:
Shares: 123,000
DSUs: 0
Options: 735,000

Gerald W. Grandey is the President and Chief Executive Officer of Cameco Corporation. He currently serves on the boards of Nuclear Energy Institute, World Nuclear Association, Canadian Nuclear Association and Centerra Gold Inc. (a publicly traded gold mining company and a Cameco subsidiary). Mr. Grandey has a degree in geophysical engineering from the Colorado School of Mines and a law degree from Northwestern University.

Cameco Board Details:

•	Director since 2000.

•	Not a member of any Board committee due to being President and CEO of Cameco.

•	Meets Share Ownership Guidelines.

•	Non-Independent (President and CEO of Cameco).

CAMECO MANAGEMENT PROXY CIRCULAR     8

Nancy E. Hopkins, 50
Saskatoon, Saskatchewan, Canada

Cameco Securities Ownership:
Shares: 9,600
DSUs: 2,337
Options: 37,500

Nancy E. Hopkins is a partner with the law firm of McDougall Gauley in Saskatoon, where she concentrates her practice on corporate and commercial law and taxation. She currently serves on the boards of Saskatchewan Government Insurance (a Saskatchewan Insurance Crown Corporation), Saskatoon Airport Authority (an airport authority), Growthworks Canadian Fund Inc. (a venture capital fund) and Growthworks Opportunity Fund Inc. (a venture capital fund). Ms. Hopkins has a Bachelor of Commerce degree and a Bachelor of Law degree from the University of Saskatchewan.

Cameco Board Details:

•	Director since 1992.

•	Member of the Audit Committee (chair).

•	Meets Share Ownership Guidelines.

•	Independent.

Oyvind Hushovd, 55
Toronto, Ontario, Canada

Cameco Securities Ownership:
Shares: 0
DSUs: 3,192
Options: 0

Oyvind Hushovd is the Chair and Chief Executive Officer of Gabriel Resources Ltd. (a precious metals exploration and development company). Prior to that he was the President and Chief Executive Officer of Falconbridge Limited (a nickel and copper mining company) from 1996 to 2002. He currently serves on the boards of the following publicly traded companies: Gabriel Resources Ltd., Western Oil Sands Inc. (an oil sands company), Nuinsco Resources Limited (a precious and base metals exploration company), Inmet Mining Corporation (a precious and base metals producing company) and Lionore Mining International Limited (an international mining company). Mr. Hushovd received a Master of Economics and Business Administration from the Norwegian School of Business and a Master of Law from the University of Oslo.

Cameco Board Details:

•	Director since 2003.

•	Member of the Audit Committee, the Human Resources and Compensation Committee and the Reserves Oversight Committee.

•	Has until 2010 to meet the Share Ownership Guidelines.

•	Independent.

J. W. George Ivany, 66
Kelowna, British Columbia, Canada

Cameco Securities Ownership:
Shares: 0
DSUs: 8,291
Options: 18,000

J. W. George Ivany, corporate director, is the former President and Vice-Chancellor of the University of Saskatchewan. Dr. Ivany received a Bachelor of Science degree in Chemistry and Physics and a diploma in education from the Memorial University of Newfoundland. He received a Master of Arts degree in Physics Education from the Teachers College, Columbia University and a Ph.D. in Secondary Education from the University of Alberta.

Cameco Board Details:

•	Director since 1999.

•	Member of the Audit Committee, Human Resources and Compensation Committee and the Nominating, Corporate Governance and Risk Committee.

•	Meets Share Ownership Guidelines.

•	Independent.

9     CAMECO MANAGEMENT PROXY CIRCULAR

A. Neil McMillan, 53
Saskatoon, Saskatchewan, Canada

Cameco Securities Ownership:
Shares: 300
DSUs: 4,879
Options: 6,000

A. Neil McMillan is the President of Claude Resources Inc. (a gold mining and oil and gas producing company). He currently serves on the boards of the following publicly traded companies: Claude Resources Inc. and Shore Gold Inc. (a precious metals and gems exploration company). Formerly he served on the board of Atomic Energy Canada Ltd. (a Canadian government nuclear reactor production company). Mr. McMillan received a Bachelor of Arts degree in History and Sociology from the University of Saskatchewan.

Cameco Board Details:

•	Director since 2002.

•	Member of the Reserves Oversight Committee, the Audit Committee and the Safety, Health and Environment Committee.

•	Meets Share Ownership Guidelines.

•	Independent.

Robert W. Peterson, 67
Regina, Saskatchewan, Canada

Cameco Securities
Ownership:
Shares: 8,220
DSUs: 2,337
Options: 18,000

Robert W. Peterson is the President and Chief Operating Officer of Denro Holdings Ltd., (a diversified corporation involved in real estate development, investor fund management and property management). He currently serves on the board of General Properties Ltd. (a publicly traded real estate and operating company located in Calgary, Alberta). Mr. Peterson received a Bachelor of Science degree in Civil Engineering from the University of Saskatchewan.

Cameco Board Details:

•	Director since 1994.

•	Member of the Audit Committee, the Safety, Health and Environment Committee and the Human Resources and Compensation Committee.

•	Meets Share Ownership Guidelines.

•	Independent.

Victor J. Zaleschuk, 61
Calgary, Alberta, Canada

Cameco Securities Ownership:
Shares: 3,000
DSUs: 10,835
Options: 18,000
Convertible Debentures: $50,000

Victor J. Zaleschuk, corporate director, is the Chair of the board of Cameco. He is the former President and Chief Executive Officer of Nexen Inc. (a publicly traded independent global energy and chemicals company). Prior to that he was the Senior Vice-President Finance and Chief Financial Officer of Nexen Inc. from 1986 to 1997. He currently serves on the board of the following publicly traded companies: Nexen Inc. and Agrium Inc. (a global producer and marketer of agricultural nutrients and industrial products). Mr. Zaleschuk is a chartered accountant and holds a Bachelor of Commerce degree from the University of Saskatchewan.

Cameco Board Details:

•	Director since 2001. Chair since April 11, 2003.

•	Member of the Audit Committee (and is the committee’s designated financial expert), the Safety, Health and Environment Committee, the Human Resources and Compensation Committee and the Nominating, Corporate Governance and Risk Committee.

•	Meets Share Ownership Guidelines.

•	Independent.

Individual Director compensation paid in 2004, a record of attendance by Directors at meetings of the Board and its committees during 2004, and a description of each Director’s Cameco common share and DSU ownership as of the end of 2003 and 2004 is disclosed at “Compensation and Other Information — Director Remuneration”.

CAMECO MANAGEMENT PROXY CIRCULAR     10

Director Committee Membership

COMMITTEES (NUMBER OF MEMBERS)
Human
			Nominating,	Safety,	Resources
		Reserves	Corporate	Health and	and
	Audit	Oversight	Governance and Risk	Environment	Compensation
	Committee	Committee	Committee	Committee	Committee
Directors	(6)	(3)	(5)	(6)	(6)
Independent Outside Directors
John S. Auston		Chair	✓
Joe F. Colvin			✓	Chair
James R. Curtiss				✓	Chair
George S. Dembroski			Chair		✓
Nancy E. Hopkins	Chair
Oyvind Hushovd	✓	✓			✓
Dr. J.W. George Ivany	✓		✓		✓
A. Neil McMillan	✓	✓		✓
Robert W. Peterson	✓			✓	✓
Victor J. Zaleschuk	✓		✓	✓	✓

Outside Director – Not Independent
Chief Harry D. Cook				✓

Management Director – Not Independent
Gerald W. Grandey

Committees are comprised solely of non-management members, except for the safety, health and environment committee, where John Jarrell, Vice-President, Safety, Health and Environment, is a member.

Due to the importance of strategic growth to Cameco, the Board has added two annual special Board meetings for the Board to specifically discuss strategic planning and strategic issues. As a result, the Board eliminated the strategic planning committee effective January 27, 2005.

Due to the importance of reserves to the value of Cameco, effective December 9, 2004, the Board decided to make the strategic planning committee reserves subcommittee a full committee of the Board and rename it the reserves oversight committee.

Appointment of Auditors

Action is to be taken at the meeting to appoint an auditor for the corporation. Unless such authority is withheld by a shareholder, the persons named in the accompanying proxy intend to vote for the reappointment of the firm of KPMG LLP, the present auditors of the corporation, to hold office until the next annual meeting of shareholders. A representative of KPMG LLP is expected to attend the meeting. At that time the representative will have the opportunity to make a statement if desired and will be available to respond to appropriate questions.

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For fiscal years ended December 31, 2004 and December 31, 2003, KPMG LLP and its affiliates were paid by Cameco and its subsidiaries the following fees:

	2004	2003
Audit fees:
Cameco – Audit	$386,000	$583,000
Centerra – Audit	400,500	—
Centerra – Issuance of Securities	275,000	—

	$1,061,500	$583,000

Audit – related fees:
Proposed AIM Listing for AGR	—	$11,000
SOX 404 Scoping Project	$75,000	—
Translation services	9,000	26,000
Accounting disclosure	14,000	23,000
Pensions and other	10,700	6,000

	$108,700	$60,000
Tax:
Compliance	$83,800	$96,000
Planning and advice	55,400	127,000

	$139,200	$223,000
All other fees:
Special investigation	—	$25,000

Total	$1,309,400	$897,000

As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditor, including the tax and all other fees noted above, in order to ensure the independence of the external auditor. Unless a type of service to be provided by the external auditor receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair or, in the absence of the committee chair, a member of the audit committee as designated by the audit committee or board. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) to the full audit committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.

Shareholder Proposals

The Canada Business Corporations Act permits certain eligible shareholders of the corporation to submit shareholder proposals to the corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the corporation must receive shareholder proposals for the annual meeting of shareholders of the corporation to be held in 2006 is January 12, 2006.

A shareholder proposal that was submitted by Carpenters’ Local 27 Benefit Trust Fund for consideration at the meeting was withdrawn by mutual agreement to further explore issues around performance-based long-term incentives for executive compensation. The proposal concerned stock options that are performance-based for executive compensation.

CAMECO MANAGEMENT PROXY CIRCULAR     12

DISCLOSURE OF COMPENSATION AND OTHER INFORMATION

Compensation of Directors

In order to provide competitive remuneration and recognize the increasing complexity of Cameco’s business, the Board of Cameco, on the recommendation of its Human Resources and Compensation Committee (“Committee”), has made significant changes to Director remuneration, which have been implemented for 2005. The Board believes these changes, in particular the 2005 Director share ownership guidelines, along with the requirement that 60% of a Director’s annual retainer be paid in deferred share units (DSUs) and that stock options are no longer awarded to Directors, will result in the enhanced alignment of the interests of members of the Board with those of Cameco’s shareholders.

Cameco’s remuneration philosophy is intended to:

•	recruit and retain qualified individuals to serve as members of Cameco’s Board and contribute to its success;

•	align the interests of members of the Board with those of Cameco’s shareholders by ensuring Directors have a significant “at risk” component of their total compensation; and,

•	position Director’s compensation at or slightly above the median of the market.

In 2004, the Committee engaged an independent consultant which assisted with its review of executive compensation practices. This review established a new group of companies to serve as comparators for benchmarking the competitiveness of Cameco’s executive compensation. Subsequently, the Committee engaged the consultant to review the competitiveness of the current Director remuneration with reference to this group, as well as to the TSX 100 companies and other publicly traded companies.

The overall compensation package for Directors was compared to this group. The consultant’s findings indicated that Cameco’s Director compensation was not competitive with current market practice. As a result, the Committee recommended and the Board approved changes to Director compensation, which have been implemented for 2005. These changes position Cameco Director compensation slightly above the median of the comparator group.

The following table compares the 2004 Directors’ compensation program to the approved 2005 Directors’ compensation program:

	2004 Actual	2005 Approved

Non-Executive Chair Retainer	$100,000 paid $40,000 in cash and $60,000 in DSUs	$175,000 paid $70,000 in cash and $105,000 in DSUs

Board Member Retainer	$50,000 paid $20,000 in cash and $30,000 in DSUs	$65,000 paid $26,000 in cash and $39,000 in DSUs

Committee Chair Annual Retainers	$10,000 for Audit and $5000 for others	$12,500 for Audit and $7,000 for others

Committee Member Retainer	None	$3,500 per Committee

Meeting Fees	$2000 per meeting for Audit and $1500 for others	$2000 per meeting for Audit and $1500 for others

Travel Fees	$1000 US per meeting for non-Canadian residents	Per incidence of travel: Greater than 1000 Km within Canada $1500 Cdn From the US $1500 US Outside of North America $2500 US

Share Ownership Guidelines	3000 shares — no fixed date for compliance	3 times annual retainer. 5 years to meet obligation. 60% of annual retainer must be in the form of DSUs even if the share ownership guideline is met

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The table below shows the amounts for Director compensation under the 2005 program, assuming a typical year of committee participation, roles and Board meetings:

	Chairman of the Board	Typical Board Member

Participation	Chair is a member of 4 Committees	Director is Chair of 1 Committee and a member of 1 other Committee

Total Compensation Value	$229,500	$104,000

Directors are compensated for their services as directors by cash and DSUs. Mr. Grandey, who is an officer of Cameco, does not receive any fees for serving as a Director. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of Cameco. Fees payable to the two non-Canadian resident Directors are paid in United States dollars.

Cameco’s DSU plan for Directors was adopted and first applied to award Director performance for 2003. A DSU is a unit granted by Cameco to Directors having the same value as one Cameco common share, but is not paid out until such time as the Director leaves the Board, thereby providing an ongoing equity stake in Cameco through the Director’s period of Board service. DSUs attract dividends in the form of additional DSUs at the same rate as dividends on Cameco common shares. When a Director leaves the Board, the DSUs are redeemed for cash based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by that Director. Sixty percent of a Director’s annual retainer is paid in DSUs. In addition, annually Directors can elect to receive the rest of their annual retainer and any additional fees in the form of DSUs. As of December 31, 2004, the amount owing in respect of DSUs outstanding to Directors was $5,208,750.

Cameco has adopted Director share ownership guidelines to greater align the interests of Directors and shareholders. Commencing in 2005, the guidelines call for Cameco share ownership in the form of common shares and/or DSUs in the amount of three times the annual Director’s retainer. As a transition measure, Directors are expected to meet these guidelines by January 1, 2010 and new Directors within five years after appointment to the Board. Previously, the guidelines called for Directors to own 3000 common shares and/or DSUs. As of December 31, 2004, all nominee Directors were at or above the 2005 guidelines, with the exception of Mr. Hushovd who joined the Board in 2003.

On October 28, 2003, the Board discontinued on a permanent basis all further grants of stock options to Directors under Cameco’s Stock Option Plan. The last stock option award made to Directors was for their 2002 performance.

Below are tables showing 2004 compensation, board and committee attendance, and share ownership, for each Director.

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Individual Director Compensation Paid in 2004

The table below reflects compensation earned by Directors for 2004.

			Non-
			Executive					Percentage
	Board	Committee	Chairman	Board	Committee			of Total
	Retainer	Chairman	Retainer	Attendance	Attendance	Traveling	Total Fees	Fees taken
Name	($)	Retainer ($)	($)	Fee ($)	Fee ($)	Fee ($)	Paid ($)	in DSUs

John S. Auston [1]	50,000	5,000	0	16,500	17,500	0	88,000	47.73%
Joe F. Colvin [2]	65,075	6,508	0	21,475	23,427	22,126	138,610	100.00%
Chief Harry D. Cook	50,000	0	0	13,500	4,500	0	68,000	100.00%
James R. Curtiss [3]	65,075	6,508	0	21,475	21,475	22,126	136,658	100.00%
George S. Dembroski	50,000	5,000	0	15,000	19,500	0	89,500	46.90%
Gerald W. Grandey [4]	0	0	0	0	0	0	0	0.00%
Nancy E. Hopkins	50,000	10,000	0	17,000	21,000	0	98,000	42.20%
Oyvind Hushovd	50,000	0	0	15,500	33,000	0	98,500	100.00%
Dr. J.W. George Ivany	50,000	0	0	15,500	34,000	0	99,500	42.20%
A. Neil McMillan	50,000	0	0	15,500	34,000	0	98,500	42.64%
Robert W. Peterson	50,000	0	0	17,000	34,500	0	101,500	41.40%
Victor J. Zaleschuk	0	0	100,000	17,000	46,500	0	163,500	36.70%
Total	530,150	33,016	100,000	185,450	289,402	44,252	1,180,268

Notes:

1.	Mr. Auston is also a director of Centerra Gold Inc., a TSX listed subsidiary of Cameco. The amounts shown do not include directors fees paid to him by Centerra.

2.	As a non-resident of Canada, Mr. Colvin’s Director compensation is paid in United States dollars. The amounts in this table pertaining to Mr. Colvin’s compensation have been converted from United States dollars to Canadian dollars at an exchange rate of 1.3015.

3.	As a non-resident of Canada, Mr. Curtiss’s Director compensation is paid in United States dollars. The amounts in this table pertaining to Mr. Curtiss’s compensation have been converted from United States dollars to Canadian dollars at an exchange rate of 1.3015.

4.	Mr. Grandey is also a director of Centerra Gold Inc. As an officer of Cameco, he receives no fees for serving as a director of Cameco and Centerra.

Board and Committee Attendance of Directors

The table below provides a summary of Board and committee meetings held during 2004.

Board	11
Audit Committee	10
Nominating, Corporate Governance and Risk Committee	6
Strategic Planning Committee [1]	2
Reserves Oversight Committee [2]	3
Safety, Health and Environment Committee	5
Human Resources and Compensation Committee	5

Total number of meetings held	42

Notes:

1.	Due to the importance of strategic growth to Cameco, the Board has added two annual special Board meetings for the whole Board to specifically discuss strategic planning and strategic issues. As a result, the Board eliminated this committee effective January 27, 2005.

2.	Due to the importance of reserves to the value of Cameco, effective December 9, 2004, the Board decided to make the Strategic Planning Committee Reserves Subcommittee a full committee of the Board and rename it the Reserves Oversight Committee.

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     The table below provides a summary of attendance for Board and committee members during 2004.

Name	Board Meetings Attended	Committee Meeting Attended

John S. Auston	11 of 11	11 of 11

Joe F. Colvin	11 of 11	12 of 13

Chief Harry D. Cook	9 of 11	3 of 5

James R. Curtiss	11 of 11	11 of 11

George S. Dembroski	10 of 11	13 of 14

Gerald W. Grandey [1]	11 of 11	2 of 2

Nancy E. Hopkins	11 of 11	12 of 12

Oyvind Hushovd	10 of 11	20 of 21

Dr. J.W. George Ivany	10 of 11	21 of 22

A. Neil McMillan	10 of 11	20 of 20

Robert W. Peterson	11 of 11	21 of 21

Victor J. Zaleschuk	11 of 11	29 of 29

Note:

1.	As Mr. Grandey is president and CEO of Cameco, to ensure Cameco’s Board committees are comprised of a majority of independent Directors, he was a member of only one committee, the Strategic Planning Committee. The Board eliminated this committee effective January 27, 2005.

Directors’ Share Ownership

The table below provides a breakdown of each Director’s current Cameco common share and DSU holdings. As of December 31, 2004, all of the Directors held shares and/or DSUs having a value in excess of that set forth in the 2005 Director share ownership guidelines, other than Mr. Hushovd who joined the Board in 2003.

		Number of		Total Number of	Total Value of
	Fiscal	Cameco Common	Number of	Cameco Common	Cameco Common
Name	Year [1]	Shares [2]	DSUs	Shares and DSUs	Shares and DSUs [3] ($)

John S. Auston	2004	4,500	7,884	12,384	517,652
	2003	4,500	6,695	11,195	236,855
Joe F. Colvin	2004	3,000	30,685	33,685	1,395,508
	2003	3,000	26,234	29,234	618,511
Chief Harry D. Cook	2004	6,000	11,433	17,433	728,720
	2003	6,000	9,328	15,328	324,285
James R. Curtiss	2004	7,800	32,840	40,640	1,698,738
	2003	7,800	28,509	36,309	768,200
George S. Dembroski [4]	2004	900	10,620	11,520	481,524
	2003	900	9,409	10,309	218,106
Gerald W. Grandey [5]	2004	123,000	0	123,000	5,159,850
	2003	123,000	0	123,000	3,065,160
Nancy E. Hopkins	2004	9,600	2,337	11,937	498,971
	2003	9,600	1,193	10,793	228,337
Oyvind Hushovd	2004	0	3,192	3,192	133,415
	2003	0	83	83	1,767
Dr. J.W. George Ivany	2004	0	8,291	8,291	346,551
	2003	0	7,099	7,099	150,184
A. Neil McMillan	2004	300	4,879	5,179	216,500
	2003	300	3,715	4,015	84,936
Robert W. Peterson	2004	8,220	2,337	10,557	441,287
	2003	8,220	1,193	9,413	119,141
Victor J. Zaleschuk [6]	2004	3,000	10,835	13,835	578,288
	2003	3,000	7,966	10,966	232,016

Notes:

1.	2003 and 2004 balances have been adjusted for the impact of the December 31, 2004 stock split, which effectively resulted in the tripling of the outstanding number of Cameco common shares and DSUs.

2.	The information as to shares owned or over which control or direction is exercised has been furnished by the respective Directors.

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3.	The total value of Cameco common shares was calculated as follows: for 2004, based on $41.95, the closing price of a Cameco common share on the TSX on December 31, 2004; and for 2003, based on $24.92, the closing price of a Cameco common share on the TSX on December 31, 2003, as adjusted for the impact of the stock split.

4.	Mr. Dembroski also owns $50,000 of Cameco convertible debentures.

5.	Mr. Grandey, as an officer of Cameco, does not participate in the DSU plan for Directors.

6.	Mr. Zaleschuk also owns $50,000 of Cameco convertible debentures.

Report of the Human Resources and Compensation Committee on Executive Compensation

The Committee reviews and recommends to the Board all compensation policies and programs for Cameco executives (CEO, Senior Vice-Presidents and Vice-Presidents) and actual compensation paid to Cameco executive officers (CEO and Senior Vice-Presidents). Cameco has five Senior Vice-Presidents and six Vice-Presidents. As part of that mandate, the Committee ensures Cameco’s compensation policies and programs are aligned with Cameco’s strategic goals and business strategies, and that they serve to attract, retain and develop the very best people in support of maximizing shareholder value. The Committee recommended, and the Board approved, significant changes to Cameco’s executive compensation program that were implemented in 2004. These changes are summarized below under “Total Compensation Strategy.”

The Committee members are James R. Curtiss (chair), George Dembroski, Oyvind Hushovd, J.W. George Ivany, Robert W. Peterson, and Victor J. Zaleschuk. The Board has adopted independence standards that derive from the TSX corporate governance guidelines and the New York Stock Exchange corporate governance rules. Each member of the Committee is independent based upon those standards.

In fulfilling its mandate for 2004 executive compensation, the Committee:

•	Completed a review (initiated in 2003) of executive compensation competitiveness (including cash, stock options and pension arrangements) and the design of short and long-term term incentive arrangements;

•	Approved a new Executive Short-Term Incentive Plan which will align annual cash bonus payouts to business success;

•	Approved a new Executive Performance Share Unit Plan which will be used to reduce stock option utilization and align payments with performance over a 3-year term;

•	Approved new Executive Share Ownership Guidelines;

•	Reviewed the annual performance of the CEO;

•	Reviewed the annual performance assessments prepared by the CEO for Senior Vice-Presidents;

•	Reviewed and recommended compensation awards for the CEO and Senior Vice-Presidents;

•	Reviewed Cameco’s executive talent pool and succession plan;

•	Continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters; and,

•	Submitted its recommendations regarding these matters to the Board for approval.

Executive Compensation Philosophy

Cameco’s executive compensation philosophy is intended to:

•	Attract, retain and motivate executives operating in a highly demanding and competitive business environment, including those executive officers whose compensation is set forth under the summary compensation table (such officers are referred to as the “Named Executive Officers”);

•	Link executive compensation to corporate performance and the creation of sustained shareholder value;

•	Motivate executives to create sustained shareholder value by (1) rewarding successful achievement of corporate and individual performance objectives over both the short and long-term and (2) ensuring all executives have an “at risk” component of total compensation that reflects their ability to influence business outcomes and financial performance; and,

•	Position executive compensation at the median of the compensation positioning comparator group.

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Total Compensation Strategy

Cameco completed a review of its executive compensation competitiveness and design in 2004. An independent consultant was engaged by the Committee to review the level, design and mix of compensation for the CEO and other executive officers.

This review recommended changes to the comparator group for compensation positioning, the level and mix of compensation and the design of short and long-term incentives. Compensation paid to executive officers in 2004, except for 2004 salaries, was based on the new programs approved by the Board for 2004.

The following table summarizes each executive compensation element that applied in 2004:

2004 COMPENSATION ELEMENTS FOR EXECUTIVES

Compensation	Form	Applies to	Performance	Determination
Element			Period

Base Salary	Cash	All executives	1 year	Based on market competitiveness. Salary based on individual performance and internal equity.

Short-Term Incentive	Cash	All executives	1 year	Based on market competitiveness and internal equity. Actual award based upon corporate and individual performance.

Long-Term Incentive	Performance Share Units	All executives	3 years, with vesting at the end of 3 years.	Based on market competitiveness. Actual award based on a combination of total shareholder return compared to a blended market index and the achievement of operational performance over the 3 year performance period. Payment is made in Cameco common shares purchased on the open market or cash at the Board’s discretion.

Long-Term Incentive	Stock Options	All executives	8 years, with 1/3rd vesting each year starting on the first anniversary of the grant date.	Based on market competitiveness and corporate performance. Awards granted annually based on individual performance from a pool approved annually by the Board. Final payout value based on appreciation in Cameco common share price.

Benefits	Group Life and Health Programs and Selected Perquisites	All executives	Ongoing	Based on market competitiveness.

Long-Term Incentive	Defined Contribution Plan/Group RRSP plus Supplemental Executive Pension Plan	All employees participate in the defined contribution plan except 2 executive officers who participate in a defined benefit plan. The Supplemental Executive Pension Plan applies to all executives and certain officers of wholly owned subsidiaries.	Ongoing	Based on market competitiveness.

Overall Compensation Mix

In keeping with Cameco’s philosophy to link executive compensation to corporate performance and motivate executives to create sustained shareholder value, Cameco has adopted an incentive structure that holds approximately 75% of compensation “at risk”. The “at risk” compensation includes both short-term and long-term incentives, at a

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respective weighting of approximately 15% to 85%. Long-term incentives are delivered in the form of performance share units and stock options, at a respective weighting of approximately 30% to 70%. The mix of the above percentages represents averages for the Named Executive Officers.

Compensation Comparator Group and Market Positioning

Cameco is a global nuclear energy company headquartered in Canada. In the past, Cameco primarily benchmarked the compensation of its executives against the Canadian mining industry. The investments of Cameco in nuclear power generation have reduced the relative impact of mining on Cameco’s overall business results and have highlighted the importance of executive talent that can effectively lead a complex global capital intensive business. As a result, for compensation positioning purposes, Cameco has established a comparator group of 17 North American capital intensive companies drawn from the mining, electric/natural gas/utilities, forest products, chemicals and steel sectors.

Cameco’s compensation has been benchmarked to this compensation comparator group of companies. Cameco’s assets are comparable to the median of this compensation comparator group and Cameco significantly exceeds this group in market capitalization and 3-year total shareholder return. Cameco benchmarks overall executive compensation at the median of this compensation comparator group. In the first year of implementation, total compensation paid to the Named Executive Officers exceeded the median of the compensation comparator group due to extraordinary corporate performance in 2004.

Base Salary

Base salaries of executive officers are reviewed annually by the Committee, which makes recommendations to the Board. To the extent possible, comparisons are made with salaries for similar positions in the comparator group and on a job by job basis to other data as reported by independent national compensation surveys. Annual base salary changes are made by the Board giving consideration to pay competitiveness, the performance of the individual and internal equity. The 2004 compensation comparator group was the Canadian mining industry. The 2005 comparator group was Cameco’s new compensation comparator group described above. Cameco benchmarks base salaries at the median of this compensation comparator group. Base salaries of the Named Executive Officers for 2005 are disclosed after the Summary Compensation Table under the heading “Supplemental Compensation Information.”

Executive Short-Term Incentive Program

Cameco’s Executive Short-Term Incentive Program (“STI”) provides executives with the opportunity to earn annual cash incentives based on the achievement of pre-established corporate and individual performance objectives. For 2004, this program was re-designed to improve the transparency and alignment of the performance measures.

Under the program, a range of bonus opportunity is determined each year for each participant based on the competitiveness of the award opportunity and internal equity. STI target award levels and performance objective weightings are as follows:

Level	STI Target (% of base salary)	Corporate Performance Weighting	Individual Performance Weighting	Performance Multiplier

CEO	60%	80% (at discretion of Board)	20% (at discretion of Board)	0 to 200% of STI target

SVPs	40% or 45% (varies by role)	60%	40%	0 to 200% of STI target

VPs	25%	40%	60%	0 to 200% of STI target

Corporate and individual performance measures are approved annually by the Board. The weighting and STI targets are also reviewed annually to ensure they are appropriate.

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Corporate performance measures are as follows:

Measure	Weight

After Tax Net Income	40%

Cash Flow from Operations before Working Capital Changes	30%

Return on Average Capital	30%

Individual performance measures are approved each year by the Board on the recommendation of the Committee. The selection, weighting and assessment of performance measures are at the discretion of the Board; however, individual performance measures generally include key operating results, strategic change initiatives and leadership effectiveness. Based upon the Committee’s review and recommendations, the Board approves all individual awards proposed for the CEO and Senior-Vice Presidents. Individual assessments and awards for Vice-Presidents are determined by the CEO.

Notwithstanding performance against corporate or individual performance measures, the Committee reviews Cameco’s performance against safety, health and environment goals and plans. The Board may reduce or eliminate STI awards if performance against these goals is not satisfactory.

Long-Term Incentives

Cameco provides long-term incentives opportunities for executives and certain employees. The objective of these incentives is to align the interests of executives and certain employees more closely with that of shareholders by tying a portion of their future compensation to the future value of Cameco’s common shares. In making long-term incentive awards to individuals, the Committee does not take into account the number of outstanding options or the in-the money value of outstanding options held by such individuals.

To award performance for the 2004 fiscal year, the Board approved, on the recommendation of the Committee, a new Executive Performance Share Unit Plan (“PSU plan”) to replace some of the incentive opportunities previously provided by grants of options under the Stock Option Plan. Cameco continues to provide market competitive long-term incentive opportunities. However, at least 30% of this total opportunity is now provided in the form of Performance Share Units (“PSUs”) rather than options. The introduction of the PSU plan will reduce the dilutive impact of the long-term incentive by proportionally reducing the number of stock option grants needed to provide competitive compensation to executives. The PSU plan links value to both market and operational performance and enhances the retention features of the overall compensation arrangement. The PSU plan, coupled with the Stock Option Plan, will provide long-term incentives that align executive compensation with returns realized by Cameco shareholders.

Long-Term Incentive-Executive Performance Share Unit Plan

Cameco’s PSU plan is designed as a long-term incentive to motivate executives to:

•	Create sustainable shareholder value on an absolute and relative basis over a three-year period;

•	Consistently meet annual operating performance targets; and

•	Continue to establish significant ownership of the corporation, thereby aligning the interests of executives with that of shareholders.

The mix of PSUs and stock options varies by executive level. Overall, the mix of PSUs to stock options is estimated at 30% PSUs and 70% stock options for executives. The Committee will evaluate the weighting of the PSUs to stock options annually during the three year review for the new program. Adjustments to the weighting will be recommended to the Board if deemed necessary. The Committee recognizes the trend among Canadian publicly traded corporations to reduce the emphasis on stock options in favour of some form of performance share units in the long-term incentive package for executives. However, the Committee wishes to pursue this goal cautiously as Cameco is a unique company without a readily available class of companies with which to compare performance, which is a critical ingredient to a successful PSU plan.

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Each executive officer receives an annual grant of PSUs in an amount determined by the Board, based upon the recommendation of the Committee. The annual grant of PSUs for Vice-Presidents is determined by the CEO. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the Board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest.

Vesting of PSUs at the end of the three-year period will be based on three criteria:

1.	Total shareholder return (appreciation in share price plus dividends paid) over the three years (“TSR”) relative to a blended market index (Metals and Mining, Utilities and Gold). The relative weighting of this index measure may vary and is intended to approximate the relative mix of these industries in Cameco. If performance against this index is comparable, no adjustment to the initial grant of PSUs is made. If performance is less than comparable, the initial PSU grant is reduced by 50%. Specifically, if Cameco’s performance is below the average by more than the 2% of the absolute TSR (if the blended index TSR is 10% or less) or 20% of TSR (if the blended index TSR is above 10%), then only 50% of PSUs will be available for vesting.

2.	Once the relative TSR measure has been determined, the final number of PSUs that vest will depend on Cameco’s ability to meet its annual cash flow from operations (before working capital changes) targets. If Cameco’s performance over the three years falls within 95% to 105% of the target, 100% of the PSUs will be available for vesting. If Cameco’s performance over the three years is less than 95% of the target or more than 105% of the target, the number of PSUs which vest may be decreased or increased at the discretion of the Board. Performance below a minimum threshold (less than 80% of target) will result in no PSUs vesting. The maximum number of PSUs which may vest for clearly exceptional performance (greater than 120% of target) is 200% of the initial PSU grant. The percentage of PSUs available for vesting pursuant to the relative measure described in paragraph one (100% or 50%) is then multiplied by the percentage of PSUs available for vesting pursuant to the absolute measure described in this paragraph two (0% to 200%) to arrive at the percentage of the initial PSU grant (to a maximum of 200%) which will vest subject to paragraph three.

3.	Whether the participating executive remains employed by Cameco at the end of the three-year vesting period.

To award performance for the 2004 fiscal year, a grant of PSUs was made to executives on March 2, 2005. The award of PSUs to the Named Executive Officers for their 2004 performance is disclosed after the Summary Compensation Table under the heading “Supplemental Compensation Information.”

Long-Term Incentive-Stock Option Plan

Cameco’s Stock Option Plan provides executives and other participating employees with a long-term incentive to enhance shareholder value by providing participants with a form of compensation which is tied to the market value of Cameco common shares. The Committee believes that granting of stock options is an effective way to ensure executive and employee commitment to the longer term interests of Cameco and its shareholders.

To award their performance for the 2004 fiscal year, under the Stock Option Plan in March 2005 stock options were approved for award to Cameco employees, including the Named Executive Officers, other than Mr. Petroff, who transferred to Centerra Gold Inc. in 2004. Stock option grants for executives have been reduced so that the overall long-term incentive grants are provided approximately 30% in PSUs and 70% in stock options. The overall stock option pool for executive officers and other employees has been determined based, in part, on a review of competitive practice on a job by job basis. The Committee recommended to the Board the option awards for the CEO and executive officers and the total number of options to be granted under the plan. Stock options granted to employees below the executive officer level will be allocated by the CEO from the pool approved by the Board within established ranges depending upon the employee’s level in the organization and the employee’s performance. The overall distribution will not exceed the option pool approved by the Board to award performance for the 2004 fiscal year. The stock options awards to the Named Executive Officers for their performance in 2004 is disclosed after the Summary Compensation Table under the heading “Supplemental Compensation Information.”

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To award their performance for the 2003 fiscal year, under the Stock Option Plan in March 2004 stock options were awarded to 394 participants, which included the Named Executive Officers, other than Mr. Petroff. Generally, the same approval process was followed to award stock options for performance in the 2003 fiscal year as was followed for 2004 fiscal year. The stock option awards to the Named Executive Officers for their performance in 2003 is disclosed in the Summary Compensation Table.

On January 1, 2001, Cameco established its Non-North American Stock Option Plan (“Phantom Plan”) for eligible employees of Cameco’s non-North America subsidiaries. Since that time, these employees have not been granted options under Cameco’s Stock Option Plan. This plan has the same features and objectives as Cameco’s Stock Option Plan, other than rights to cash payments are granted in lieu of rights to receive Cameco common shares. Participants may receive, on the exercise date of the phantom stock option, a cash bonus equal to the difference between the market price of a Cameco common share on the exercise date and the exercise price of the phantom stock option. The Phantom Plan allows non-North American employees to participate in Cameco’s growth and profitability and promotes a greater alignment of interests between these employees and shareholders.

Cameco enhanced its disclosure of stock option costs by commencing to expense stock options in its financial statements for options granted under the Stock Option Plan after December 31, 2002.

Please refer to “Stock Option Plan” for more information on Cameco’s Stock Option Plan.

Long-Term Incentive-Pension Plan

The Committee believes pensions are an integral part of total compensation and a critical tool for the cost effective attraction and retention of talented employees, including executives. The executives participate in a registered base plan and a supplemental plan. The registered base plan for all but two executives is a defined contribution plan. The registered base plan for two executives is a defined benefit plan. The Supplemental Executive Pension Plan is a non-contributing supplemental defined benefit plan. This supplemental plan is designed to attract and retain talented executives over the longer-term and to offset the strict limits under the Income Tax Act (Canada) pertaining to registered pension plans in order to provide a retirement income for executives commensurate with their salary. Please refer to “Pension Plans” for more information on these pension plans.

2005 Executive Share Ownership Guidelines

For the 2005 fiscal year, Cameco adopted guidelines for executives that set out the expected levels of Cameco common shares to be held by executives appropriate to the individual’s compensation and position. The Committee believes that it is important to align the interests of Cameco executives with those of its shareholders, and this can be achieved, in part, by encouraging executives to have significant personal holdings of Cameco common shares. The current common share ownership guidelines are:

	CEO	SVPs	VPs

Share Ownership Guideline	4.0 times base salary	2.0 times base salary	1.0 times base salary

The CEO, Mr. Grandey, and one Senior Vice-President, Mr. Chad, and three Vice-Presidents currently have Cameco common share ownership in excess of these guidelines.

As a transition measure, executives are expected to meet these Cameco common share ownership guidelines by January 1, 2010 and newly hired and promoted executives within five years of appointment.

2004 Corporate Performance and Chief Executive Officer Compensation

The Committee annually reviews the performance and the salary of the chief executive officer and makes its recommendations to the Board. The review includes a comparison of total compensation (including salary, bonus, long-term incentives, pension and benefits) for similar positions in the new comparator group adopted by the Committee for Cameco. The corporation’s financial and operational performance, strategies employed to secure future gains for the corporation’s shareholders, and overall leadership are other performance measures used by the Committee. This review is the basis upon which the chief executive officer’s compensation is determined.

CAMECO MANAGEMENT PROXY CIRCULAR       22

Overview of 2004 Corporate Performance

2004 has been a very successful year for Cameco. Financially, rising prices for uranium, strong sales volumes, and higher earnings from Bruce Power combined to produce some of the strongest financial results in the corporation’s history. Operationally, uranium production reached a six-year high while the corporation steadily improved its safety and environmental performance. Strategically, the corporation continued to make significant progress toward its vision of being a dominant nuclear energy company, with progress made towards a commercial mine at Inkai, the start of construction at Cigar Lake and the advancement of several investment opportunities in nuclear generation.

Cameco achieved net earnings of $279 million for 2004 and generated $228 million of cash from operations. This record level of net earnings was supported by a strong revenue stream that exceeded $1 billion for the first time in Cameco’s history. Segment revenues reached all-time highs as strengthening uranium prices added value to stable sales volumes for uranium and conversion services. Gold revenues also exceeded previous levels as higher prices and steady production were supplemented by Cameco’s majority interest in the newly formed Centerra. Higher earnings contribution from Bruce Power added further support to the corporation’s strong financial performance.

Uranium production reached its highest level since 1998 at 20.5 million lbs U3O8, slightly less than the budget level of 20.8 million lbs. Water inflows related to the 2003 incident at McArthur River were fully shut off by mid-year and the site produced at 99.7% capacity in 2004. Overall, three of four uranium production centers exceeded their production targets. The Fuel Services conversion operations experienced an unexpected production interruption due to a seven-week labour strike at the Port Hope operation. Conversion production levels were about 25% under budget as a result. On the positive side, all required deliveries of conversion products were met and Cameco retained its reputation as a secure supplier of nuclear fuel.

The corporation continued its strategic development in 2004. Achievement of the Cigar Lake construction license and continuing development of the JV Inkai project will allow the corporation to stay on track with its uranium growth objectives.

Cameco also pursued nuclear generation growth in 2004. An acquisition bid for 25.2% of the South Texas Project reactors was negotiated but did not close due to other owners exercising their rights of first refusal. Although unsuccessful, this acquisition bid increased market recognition of Cameco’s vision and highlighted the corporation’s intent to grow its generation capacity. Other investment opportunities in generation are being pursued.

The corporation greatly improved its safety and environmental performance in 2004. Several steps were taken to optimize the management and oversight of safety and environmental systems and to encourage the continued development of a corporate wide safety culture. As a result, there were no significant safety or environmental incidents and both frequency and severity measures showed improvement relative to the corporation’s average performance over the last three years. 2004 was also a year of increased involvement and relationship-building with the corporation’s many impact communities. Cameco’s first corporate United Way campaign exceeded expectations and is only one example of corporate and employee support for community activities.

Finally, several optimization initiatives were advanced during the year. Efforts to restructure Cameco’s interest in Kumtor culminated in the successful Centerra IPO, a significant step forward in the corporation’s strategy to maximize the value of Cameco’s gold assets. The design and implementation of several human resource initiatives – such as the leadership development program, the long-term people strategy, and the pay-for-performance compensation program – demonstrate Cameco’s commitment to its employees and the development of a healthy and rewarding workplace.

All of these activities are intended to provide Cameco’s shareholders with a solid return. During the year, the share price peaked at $42.26, finishing the year at $41.95, up 68% from December 31, 2003 (share values adjusted for the 3-to-1 stock split).

Compared with the TSX Composite, the TSX 60 and the TSX MMI (metals and minerals index), Cameco performed as follows:

23     CAMECO MANAGEMENT PROXY CIRCULAR

	Dec.31, 2003	Dec. 31, 2004	Variance
S&P/TSX Composite	8,214	9,247	13%
S&P/TSX 60	458	512	12%
S&P/TSX MMI	230	267	16%

Cameco	$24.92	$41.95	68%

Overall, Cameco continued to deliver outstanding shareholder return as well as strategic growth in 2004. Cameco will be positioned to take full advantage of a growing demand for nuclear energy and to meet the challenges that lie ahead as the corporation moves towards its vision of being a dominant nuclear energy company, producing uranium fuel and generating clean electricity.

2004 Chief Executive Officer Compensation

The Committee conducted an assessment of the performance of Cameco’s CEO against corporate targets for creating shareholder value, including the achievement of certain safety and environmental performance standards, the meeting of a number of critical financial goals, the realization of key operational objectives and progress toward the corporation’s commitment to sustainable development.

The Committee concluded that Cameco’s performance was outstanding in 2004 and that Mr. Grandey exceeded or met almost all of the performance targets. Based on this evaluation and following the new executive compensation program outlined previously in the circular, the Committee awarded Mr. Grandey a short-term incentive cash bonus of $650,000 and a long-term incentive consisting of 105,000 stock options and 45,000 PSUs. At this level of short and long-term incentive, Mr. Grandey is above the median for the new compensation comparator group for Cameco.

In addition in 2004 Mr. Grandey was awarded a 3% increase to his base pay to $741,600. At this level he remains below the median for base salary compensation for the compensation comparator group.

The Committee recommended to the Board this compensation package for Mr. Grandey in recognition of the remarkable performance of the corporation during the past year and the significant contribution he has made to the creation of real value for our shareholders.

Summary

The Committee is satisfied that Cameco’s new executive compensation policies and programs and levels of compensation are aligned with Cameco’s performance and reflect competitive market practices. The Committee is confident that these policies and programs will allow Cameco to attract, retain and motivate talented executives. The Committee will assess the competitiveness and effectiveness of Cameco’s new approach to executive compensation. Adjustments will be made as necessary to ensure that the new program delivers additional shareholder value. The Chair of the Committee will be available to answer questions relating to Cameco’s executive compensation policies and programs at the May 5, 2005 shareholders meeting.

Presented by the Committee:
James R. Curtiss, chair
George Dembroski
Oyvind Hushovd
J.W. George Ivany
Robert W. Peterson
Victor J. Zaleschuk

CAMECO MANAGEMENT PROXY CIRCULAR     24

Performance Graph 1

The following performance graph shows the cumulative return over the five-year period ended December 31, 2004 for Cameco’s common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index. The table shows what a $100 investment in the above index and Cameco common shares respectively made at the end of 1999 would be worth at the end of the five-year period following the initial investment.

	1999	2000	2001	2002	2003	2004
Cameco	100	123	188	180	365	619
S&P/TSX Composite	100	107	93	82	104	119

Note:

1.	The TSX 300 Index was replaced by the S&P/TSX Composite Index May 1, 2002. The historical values of the TSX 300 Index and the S&P/TSX Composite Index are identical for the period in question (1999 to 2004).

Executive Compensation

Summary Compensation Table

The summary compensation table sets forth the annual compensation, the long-term compensation and all other compensation awarded to the chief executive officer, the chief financial officer, and the three other most highly compensated executive officers of the corporation (Named Executive Officers) during the fiscal years 2004, 2003 and 2002.

After this table, in order to provide information that may be of interest to shareholders and assist them to fully appreciate executive compensation for 2004 performance, the stock option and PSU grants made on March 2, 2005 to award the performance of the Named Executive Officers for 2004 are disclosed under the heading “Supplemental Compensation Information.” As well, the base salaries of the Named Executive Officers for 2005 are disclosed. This information is in addition to that required to be disclosed in the summary compensation table under applicable securities law requirements.

25     CAMECO MANAGEMENT PROXY CIRCULAR

SUMMARY COMPENSATION TABLE

		Annual Compensation					Long-term
							Compensation
							Awards

							Cameco Securities
						Other Annual	Under Options/
Name and		Salary		Bonus		Compensation	SARs Granted		All Other
Principal Position	Year	($)		($)[1]		($)[2]	(#)[3]		Compensation ($)

Gerald W. Grandey	2004	741,600		650,000		8,050	93,000		—
President and CEO	2003	720,000		430,000		14,196	372,000		608,101	[4]
	2002	545,000		200,000		13,050	72,000		172,064	[5]

David M. Petroff	2004	319,667	[6]	—		—	—		—
Senior Vice-President,	2003	300,000		160,000		—	63,000		—
Finance and	2002	278,000		90,000		2,250	63,000		—
Administration and CFO

O. Kim Goheen	2004	145,833	[7]	186,200		2,005	45,000		16,500	[8]
Senior Vice-President and CFO

Terry V. Rogers	2004	463,500		286,000		—	63,000		16,500	[9]
Senior Vice-President	2003	457,510	[10]	260,000		—	27,000		332,204	[11]
and Chief Operating	2002	549,617		411,382	[12]	—	9,000	[13]	157,016	[14]
Officer

George B. Assie	2004	463,500		310,000		432	63,000		16,500	[15]
Senior Vice-President,	2003	450,000		290,000		1,151	45,000		52,000	[16]
Marketing and	2002	326,630		87,216		1,077	45,000		206,321	[17]
Business Development

Gary M.S. Chad	2004	290,000		160,100		957	63,000		—
Sr. VP, Governance,	2003	280,000		130,000		1,525	63,000		—
Legal and	2002	222,000		67,000		1,305	63,000		—
Regulatory Affairs & Corporate Secretary

Notes:

1.	Amounts shown were earned in relation to the financial year indicated, and paid in the subsequent year.

2.	Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers and as a result are not included in the amounts shown under applicable securities law requirements. The amounts in this column relate to the dollar value of imputed interest benefits computed in accordance with the Income Tax Act (Canada) for loans provided to Named Executive Officers under the stock option plan to purchase Cameco shares; and, for Mr. Grandey, in addition for 2002, 2003 and 2004 for a loan; for Mr. Petroff for a housing loan in 2002; and for Mr. Goheen for a housing loan in 2004.

3.	The amounts shown were awarded in the financial year indicated to award performance for the prior financial year and have been adjusted for the effect of the December 31, 2004 Cameco stock split.

4.	The corporation agreed to provide to Mr. Grandey annually beginning in 1998 an allowance equal to the difference between the Canadian income tax payable by Mr. Grandey on his base salary and executive cash bonus and the United States income tax payable on the same amounts. As well the corporation also committed to provide to Mr. Grandey commencing in 1998 a currency protection allowance to compensate him for any cash compensation received by him when the Canadian dollar to the United States dollar exchange rate was less than .725. Pursuant to this agreement, a tax equalization payment of $9,862 and a currency protection allowance of $98,239 were paid to Mr. Grandey in 2003. These were the final payments under this agreement, which payments pertain to the year 2002. Mr. Grandey was awarded a signing bonus of $500,000 related to his January 1, 2003 appointment as Chief Executive Officer of Cameco.

5.	A tax equalization payment of $108,423 and a currency protection allowance of $63,641 were paid to Mr. Grandey in 2002(see note 4).

6.	Mr. Petroff transferred from Cameco to Centerra Gold Inc. during 2004. From May 1, 2004 through July 31, 2004 he held both the position of CFO for Cameco and CFO for Centerra. He continued as CFO for Centerra subsequent to this period. This salary figure represents $143,625 paid by Cameco and $176,042 paid by Centerra Gold Inc. Disclosure of Mr. Petroff’s compensation from Centerra in respect of his services as CFO of Centerra, including salary, bonus, Centerra stock options and Centerra performance share units, is contained in the information circular of Centerra for its May 10, 2005 annual shareholders meeting. This document has been filed on SEDAR by Centerra at www.sedar.com and is also available free of charge from the Corporate Secretary of Cameco on request.

7.	Mr. Goheen was appointed to the position of Senior Vice-President and CFO on August 1, 2004. This salary amount represents $350,000 annual salary prorated for Mr. Goheen’s five months as Senior Vice-President and CFO.

8.	This amount represents pension contributions of $16,500 paid on behalf of Mr. Goheen in 2004.

9.	This amount represents pension contributions of $16,500 paid on behalf of Mr. Rogers in 2004.

CAMECO MANAGEMENT PROXY CIRCULAR     26

10.	This represents $450,000 annual salary prorated for Mr. Rogers’s 11 months as Senior Vice-President and Chief Operating Officer and one month of service with Kumtor Operating Company at an annual salary of $350,000 (US).

11.	This amount represents a signing bonus of $153,090, the balance of a Kumtor performance bonus of $152,150, a vacation payment of $12,464, and pension contributions of $14,500 paid on behalf of Mr. Rogers in 2003.

12.	This amount represents a bonus of $262,000 (US) which Mr. Rogers was awarded as President of Kumtor Operating Company residing in Kyrgyzstan.

13.	This amount represents 9,000 phantom stock options which Mr. Rogers was awarded under the Phantom Plan for his 2002 performance as President of Kumtor Operating Company.

14.	This amount represents a contract completion bonus of $100,000 (US) paid to Mr. Rogers under his employment contract as President of Kumtor Operating Company.

15.	This amount represents pension contributions of $16,500 paid on behalf of Mr. Assie in 2004.

16.	This amount represents pension contributions of $14,500 paid on behalf of Mr. Assie in 2004 and a relocation allowance of $37,500.

17.	This amount represents pension contributions of $11,000 (US) ($17,274) paid on behalf of Mr. Assie in 2004, an annual retention bonus of $21,200 (US) ($33,246), and a signing bonus of $100,000 (US) ($155,800).

Supplemental Compensation Information

Annually, the Committee reviews the compensation of the CEO and other executive officers of Cameco and makes recommendations to the Board. While the decisions of the Board as to salaries and grants under long-term incentive plans in fiscal 2005 are not required under securities law requirements to be disclosed in this circular, Cameco is providing this information to Cameco shareholders.

2005 Base Salary Increases

After reviewing information provided by external compensation consultants, and to the extent possible, salaries for similar positions in Cameco’s new compensation comparator group, the Board concluded adjustments were required. The Board is adjusting 2005 salaries for the Named Executive Officers as follows: Mr. Grandey’s salary is increasing by 4% to $771,300, Mr. Goheen’s salary is increasing by 17% to $400,000, Mr. Rogers’s salary is increasing by 4% to $482,000, Mr. Assie’s salary is increasing by 4% to $482,000, and Mr. Chad’s salary is increasing by 29% to $375,000. The Board generally targets the median of the compensation comparator group in setting base salaries. Mr. Grandey’s 2005 salary is below the median of the compensation comparator group and Messrs Goheen, Rogers, Assie, and Chad’s 2005 salaries are at the median of the compensation comparator group.

2005 Stock Option and Executive Performance Share Unit Grants to Award 2004 Performance

The following table provides details on the stock options grants and PSUs grants on March 2, 2005 to the Named Executive Officers to award their performance for the 2004 fiscal year.

					Performance or
		Exercise or			other period until
	Securities under	base price ($)/		Performance Share	maturation
Name	options granted (#)	Common Share	Expiration date	units granted	or payout

Gerald W. Grandey	105,000	54.08	March 2, 2013	45,000	March 2, 2008

O. Kim Goheen	45,000	54.08	March 2, 2013	6,300	March 2, 2008

Terry V. Rogers	54,000	54.08	March 2, 2013	8,400	March 2, 2008

George B. Assie	63,000	54.08	March 2, 2013	9,000	March 2, 2008

Gary M.S. Chad	45,000	54.08	March 2, 2013	4,200	March 2, 2008

Stock Options

The following table sets forth the options granted under Cameco’s Stock Option Plan to each of the Named Executive Officers during the fiscal year ended December 31, 2004. All of the options granted had an exercise price equal to the closing price on the TSX of common shares of Cameco on the date immediately preceding the grant. The information in the table has been adjusted for the December 31, 2004 stock split:

27     CAMECO MANAGEMENT PROXY CIRCULAR

CAMECO OPTION GRANTS IN FISCAL YEAR ENDING DECEMBER 31, 2004

				Market Value of
				Securities
	Securities	% of total Options		Underlying Options
	Under Options	Granted to	Exercise Price	on the Date of	Expiration
Name	Granted (#)	Employees in 2004	($/security)	Grant ($/security)	Date[1]

Gerald W. Grandey	93,000	5.5%	21.03	21.03	Mar. 4, 2012

David M. Petroff[2]	—	—	—	—	—

O. Kim Goheen	45,000	2.7%	21.03	21.03	Mar. 4, 2012
	3,000	0.18%	33.23	33.23	Nov. 1, 2014[3]

Terry V. Rogers	63,000	3.8%	21.03	21.03	Mar. 4, 2012

George B. Assie	63,000	3.8%	21.03	21.03	Mar. 4, 2012

Gary M.S. Chad	63,000	3.8%	21.03	21.03	Mar. 4, 2012

Notes:

1.	Stock options expire 8 years after the date of grant, other than stock options granted prior to 1999 which expire 10 years after the date of grant.

2.	Mr. Petroff transferred from Cameco to Centerra Gold Inc. in the role of Executive Vice-President and CFO of Centerra. He elected to receive Centerra stock options and performance share units in place of a grant of Cameco stock options.

3.	Mr. Goheen exercised 3,000 reload options to obtain 3,000 additional options exercisable at the closing price on the TSX of Cameco common shares on the day prior to exercise of the reload options. Reload options ceased being granted after 1998.

The following table shows for each Named Executive Officer:

•	the number of common shares acquired through stock options during the fiscal year ended December 31, 2004;

•	the aggregate value realized upon exercise before tax;

•	the number of unexercised options held under Cameco’s Stock Option Plan as at December 31, 2004; and

•	the value of unexercised options held under Cameco’s Stock Option Plan as at December 31, 2004.

The information in the following table has been adjusted to reflect the effect of the December 31, 2004 stock split.

AGGREGATE OPTION/SARS EXERCISES IN 2004 AND 2004 YEAR-END OPTION VALUES

						Net Value of Unexercised in-the Money
			Aggregate Value	Unexercised Options/SARS at		Options/SARS before Tax at
			Realized upon	December 31, 2004		December 31, 2004[5]
	Securities Acquired on		Exercise before Tax	(#)		($)
Name	Exercise (#)		($)[3]	Exercisable	Unexercisable	Exercisable		Unexercisable

Gerald W. Grandey	184,500		3,486,763	330,000	405,000	10,361,196		11,120,727

David M. Petroff	183,000		2,076,586	87,000	63,000	2,964,780		1,842,057

O. Kim Goheen	21,000		352,535	48,000	75,000	1,421,088		1,757,139

Terry V. Rogers	36,000	[1]	936,240	9,000	—	246,033	[4]	—
	—	[2]	—	9,000	81,000	271,710		1,861,569

George B. Assie	83,400		1,311,029	15,000	108,000	452,850		2,633,904

Gary M.S. Chad	87,000		886,903	—	126,000	—		3,160,206

Notes:

1.	Amounts in this row throughout this table relate to phantom stock option awards granted to Mr. Rogers under Cameco’s Phantom Plan when he was President of Kumtor Operating Company.

2.	Amounts in this row throughout this table relate to Mr. Rogers’s participation in Cameco’s Stock Option Plan.

3.	Aggregate Value Realized Upon Exercise Before Tax is the difference between the fair market value of Cameco common shares on the exercise date and the exercise price of the option.

4.	The value of unexercised phantom stock options held by Mr. Rogers under Cameco’s Phantom Plan at December 31, 2004 is equal to the product of the difference between the exercise price of the phantom stock option and the closing price on the TSX of Cameco common shares at December 31, 2004, which was $41.95 per share, and the number of unexercised phantom options held by Mr. Rogers at December 31, 2004.

5.	Net Value of Unexercised In-The-Money Options/SARS Before Tax at Fiscal Year End is equal to the product of the difference between the exercise price of the options and of the fair market value of Cameco shares on December 31, 2004, which was $41.95 per share, and the number of unexercised options held by each Named Executive Officer at December 31, 2004.

CAMECO MANAGEMENT PROXY CIRCULAR     28

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table shows as at December 31, 2004 compensation plans under which equity securities are authorized for issuance from treasury, adjusted to reflect the effect of the December 31, 2004 stock split.

Number of Securities
	Number of		Remaining Available
	Securities to be		for Future Issuance
	Issued upon	Weighted-Average	under Equity
	Exercise of	Exercise Price of	Compensation Plans
	Outstanding	Outstanding	(Excluding Securities
	Options, Warrants	Options, Warrants	Reflected in
	and Rights	and Rights	Column (a))
Plan Category	(a)[1]	(b)	(c)[2]

Equity compensation plans approved by security holders	5,017,620	$15.28	2,642,952

Equity compensation plans not approved by security holders	—	—	—

Total	5,017,620	$15.28	2,642,952

Notes:

1.	Out of the 5,017,620 options outstanding at December 31, 2004, 1,626,900 were exercisable and 3,390,720 were not exercisable. Upon exercise of existing reload options, additional options for 148,950 common shares would be granted. These are included as a component of options which are not exercisable. Reload options ceased being granted after 1998.

2.	The aggregate number of common shares that may be issued pursuant to the Cameco Stock Option Plan and other compensation arrangements may not exceed 15,730,209, of which 13,087,257 have been issued.

Stock Option Plan

Options may be granted under the Stock Option Plan to such employees of Cameco and its affiliates as the Board may from time to time determine. A maximum of 15,730,209 of Cameco’s common shares, representing 9.1% of Cameco’s common shares issued and outstanding as of December 31, 2004, may be issued under the plan and pursuant to any other compensation arrangement. As at December 31, 2004, there were 5,017,620 common shares, representing 2.9% of Cameco’s issued and outstanding common shares, to be issued upon the exercise of outstanding options under the plan, and 2,642,952 common shares, representing 1.5% of Cameco’s issued and outstanding common shares, remaining available for issuance under the plan.

Under the plan the maximum number of common shares reserved for issuance under options to any one participant may not exceed 5% of Cameco’s common shares then issued and outstanding. There are no restrictions on the number of options that may be granted to insiders under the plan, subject to the foregoing limitations. The plan does not include stock appreciation rights.

Under Cameco’s Stock Option Plan, options granted have a term of 8 years and with one-third vesting on the anniversary of the date of the grant. Options granted before 1999 expire 10 years after the date of the grant. Prior to 1999 loans were granted under the plan in connection with the exercise of certain options. No loans have been granted since 1999. Options are granted with an exercise price equal to the closing price of Cameco’s common shares on the TSX on the trading day immediately preceding the date of grant. The options are non-assignable.

A TSX approved amendment was made to the plan in 2004, which gives the Board the discretion, in limited circumstances and subject to parameters, to extend the term of options that would otherwise expire. Under the amendment, if an option holder ceases to be employed by Cameco or any its subsidiaries, all unexercised options terminate 30 days following the date on which the employee ceases to be employed, or such longer period as the Board in its discretion determines, provided that such period is not longer than earlier of 3 years or the original term of the unexercised options. This amendment did not effect the terms of the plan which provide that in the case of retirement, disability or death of an employee, all unexercised options expire in 3 years.

This amendment was made in connection with Centerra’s initial public offering. The Directors have exercised their discretion regarding options held by Centerra employees. If Centerra ceases to be a subsidiary of Cameco, then the options held by Centerra employees will expire on the earlier of their expiry date and April 30, 2007.

29     CAMECO MANAGEMENT PROXY CIRCULAR

The Board, subject to any regulatory approval, has the power under the plan to amend, suspend or terminate the plan at any time, provided, however, that any such amendment, suspension or termination shall not decrease the entitlements of a participant which have accrued prior to the date of the amendment, suspension or termination.

Pension Plans

1)	Base Plans

All Cameco employees participate in a defined contribution pension plan/group RRSP with the exception of two executives that participate in a defined benefit pension plan as of December 31, 2004. The defined benefit pension plan is being phased out and will exist only for so long as the current members, retirees and their spouses are entitled to receive benefits under the plan. No new members have been added since 1997 and members will not be added in the future.

2)	Supplemental Executive Pension Program

The executives and certain officers of Cameco’s wholly-owned subsidiaries also participate in the Cameco Corporation supplemental executive pension program. As at December 31, 2004, there are 14 active members, 15 retirees and one spouse of a deceased retiree participating. This program, which is non-contributory by members, requires participation in either the registered defined benefit plan or the registered defined contribution plan as noted above. This program is designed to attract and retain talented executives over the long-term as part of a competitive compensation package and to provide benefits above the limits imposed under the Income Tax Act (Canada) (ITA). The defined benefit base plan is subject to a maximum annual benefit accrual provided for by the ITA, currently $1,833 for each year of credited pensionable service, with the result that benefits cannot be earned in this base plan on salaries above approximately $110,000 per annum. The defined contribution base plan was subject to a contribution limit of $16,500 in 2004 provided for in the ITA, with a salary of approximately $150,000 resulting in the maximum permitted contribution.

Under the supplemental program, executives as well as officers of certain Cameco subsidiaries receive overall benefits equal to 1.8% of the average of the individual’s highest three years of base salary times the number of years of actual service minus the benefits payable under the base plan. For executive officers, the overall benefits payable under the program for years of service after January 1, 1998 is an additional 1.2% for a total 3% of average earnings minus the benefits payable under the base plan. The supplemental program only provides benefits based on actual years of service with Cameco with no past service credits or accelerated service of any kind being awarded under the program. In addition, benefits payable are based on the individual’s highest three years of base salary excluding bonuses and taxable benefits. The supplemental program is funded on an annual basis by Cameco so as not to constitute an unfunded liability for the corporation. Full benefits are payable at normal retirement age which is age 65. However, full benefits are also payable at age 60 if the individual has 20 years of service. Pension benefits are paid as a joint annuity with a surviving spouse pension of 60% of the member’s pension. Benefits are not subject to deduction for social security or other offset amounts.

Estimated annual benefits payable upon retirement to the Named Executive Officers of the specific compensation and years of credited service classifications are determined based upon the following tables. Pension Table I represents benefits related to credited service up to January 1, 1998 at 1.8% of highest average earnings and Pension Plan Table II represents benefits related to years of service after this date at 3% of highest average earnings. Total pension benefits payable to a Named Executive Officer would be determined by adding the figures derived from the two tables based upon years of service pre and post January 1, 1998 and the average salary for the highest three years of base salary earned by the Named Executive Officer.

CAMECO MANAGEMENT PROXY CIRCULAR     30

TABLE I
ANNUAL PENSION BENEFITS PAYABLE FOR YEARS OF
CREDITED SERVICE UP TO JANUARY 1, 1998

	Number of Years of Credited Service
Three Year	Up to January 1, 1998
Average	Years of Service – Named Executive Officers
Earnings ($)	5	10	15	20	25	30	35
$200,000	$18,000	$36,000	$54,000	$72,000	$90,000	$108,000	$126,000
$300,000	$27,000	$54,000	$81,000	$108,000	$135,000	$162,000	$189,000
$400,000	$36,000	$72,000	$108,000	$144,000	$180,000	$216,000	$252,000
$500,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$600,000	$54,000	$108,000	$162,000	$216,000	$270,000	$324,000	$378,000
$700,000	$63,000	$126,000	$189,000	$252,000	$315,000	$378,000	$441,000
$800,000	$72,000	$144,000	$216,000	$288,000	$360,000	$432,000	$504,000

TABLE II
ANNUAL PENSION BENEFITS PAYABLE FOR YEARS OF
CREDITED SERVICE AFTER JANUARY 1, 1998

	Number of Years of Credited Served
Three Year	After January 1, 1998 – Named Executive Officers
Average	Years of Service
Earnings ($)	5	10	15	20	25	30	35
$200,000	$30,000	$60,000	$90,000	$120,000	$150,000	$180,000	$210,000
$300,000	$45,000	$90,000	$135,000	$180,000	$225,000	$270,000	$315,000
$400,000	$60,000	$120,000	$180,000	$240,000	$300,000	$360,000	$420,000
$500,000	$75,000	$150,000	$225,000	$300,000	$375,000	$450,000	$525,000
$600,000	$90,000	$180,000	$270,000	$360,000	$450,000	$540,000	$630,000
$700,000	$105,000	$210,000	$315,000	$420,000	$525,000	$630,000	$735,000
$800,000	$120,000	$240,000	$360,000	$480,000	$600,000	$720,000	$840,000

The estimated full years of credited service in the plans at their normal retirement date (age 65), for the Named Executive Officers, are as follows:

	Years of	Estimated Years of	Estimated
	Credited Service	Credited Service after	Full Years of
	up to	January 1, 1998 at	Credited Service at
	January 1, 1998	Normal Retirement	Normal Retirement
Gerald W. Grandey	5.00	13.50	18.50
Terry V. Rogers	0.00	12.20	12.20
George B. Assie	18.25	18.33	36.58
David M. Petroff	0.92	5.58	6.5
O. Kim Goheen	0.88	21.07	21.95
Gary M.S. Chad	7.12	18.93	26.05

Excluding Mr. Petroff, on December 31, 2004, each of the Named Executive Officers had six years of credited service after January 1, 1998. Mr. Petroff ceased accumulating credited service under the Supplemental Executive Pension Program on August 1, 2004, as on that date he was no longer a Cameco employee.

31     CAMECO MANAGEMENT PROXY CIRCULAR

Excluding Mr. Petroff, based on the 2004 compensation and assuming each of the Named Executive Officers remain with Cameco until their normal retirement date, the estimated annual benefits payable to the Named Executive Officers are as follows: Gerald Grandey, $367,092, Terry Rogers, $169,642, George Assie, $407,139, O. Kim Goheen, $178,623, and Gary Chad, $201,858. The estimated annual benefit payable to Mr. Petroff is $62,518.

As at December 31, 2004, Cameco’s accrued benefit obligation for all participants in the supplemental plan was approximately $14.7 million. The 2004 service and interest costs in respect of the supplemental plan were approximately $1.6 million. These amounts are estimates based assumptions that represent contractual entitlements that may change over time. The methods used to determine estimated amounts will not be identical to the methods used by other issuers and, as a result, the figures may not be directly comparable among companies. The key assumptions to estimate these benefit obligations are: 100% vesting; retirement age 60 or one year after the valuation date if 60 or older; salary increases 4.5% per annum; the discount rate used to determine the benefit obligation was 6.5%; expected long-term rate of return on plan assets is 7.0% per annum net of all expenses; and benefits are pre-tax.

Senior Executive Employment Contracts

The corporation has a five-year employment agreement with Mr. Grandey as chief executive officer from January 1, 2003 to December 31, 2007. As part of his employment agreement, he was granted stock options to purchase 100,000 common shares of Cameco exercisable at $37.48, the closing price of Cameco’s shares on the TSX on December 31, 2002. These options expire 8 years after the grant. Twenty percent are exercisable by Mr. Grandey after January 1, 2004, 40% are exercisable after January 1, 2005, 60% are exercisable after January 1, 2006, 80% are exercisable after January 1, 2007 and 100% are exercisable after January 1, 2008, provided Mr. Grandey has not resigned or been terminated for cause. Mr. Grandey is also entitled to US currency protection for benefits payable to him under the Cameco Corporation supplemental executive pension program to compensate him for any pension benefits received by him when the Canadian dollar to the United States dollar exchange rate is less than .725. Mr. Grandey is entitled to receive, if terminated without cause, a sum equal to three times his base salary at that time, plus benefits.

The corporation also has employment contracts with Mr. Rogers, Mr. Assie, Mr. Goheen and Mr. Chad. Pursuant to their contracts, if terminated without cause, they are entitled to receive a sum equal to three times base salary at the time, plus benefits.

INDEBTEDNESS OF DIRECTORS
AND EXECUTIVE OFFICERS

The following table sets out the aggregate indebtedness outstanding as at December 31, 2004 to Cameco or its subsidiaries of all executive officers, Directors, employees and former executive officers, Directors and employees of the corporation or any of its subsidiaries. The amounts exclude routine indebtedness. In May 2002, the Board adopted a policy not to grant future loans to Directors, executive officers or insiders as defined by securities laws.

AGGREGATE INDEBTEDNESS
as at December 31, 2004

	To the Company or
Purpose	its Subsidiaries[1]	To Another Entity

Share Purchases[2]	$586,352	—

Other[3]	$445,000	—

Notes:

1.	Loan amounts forgiven in 2004 total $5,651.

2.	Under the 1992 stock option plan, optionees were eligible to receive loans to assist in the purchase of common shares pursuant to exercise of their reload options. The common shares are held in escrow until the loan has been paid in full. The maximum term of the loan is for a period of ten years from the date of the grant of the reload options with respect to which the loan has been provided.

3.	Please see Note 1 in the table below for details relating to this indebtedness.

CAMECO MANAGEMENT PROXY CIRCULAR      32

The following table sets forth the indebtedness of Directors and executive officers under the former stock option loan program and under other programs. The amounts exclude routine indebtedness.

INDEBTEDNESS UNDER SECURITIES PURCHASE
AND OTHER PROGRAMS

				Common Shares
			Amount	Bought with
	Involvement of	Largest Amount	Outstanding at	Financial		Amount
	Cameco or	Outstanding	March 15, 2005	Assistance	Security for	Forgiven
Name and Principal Position	Subsidiary ($)	During 2004 ($)	($)	During 2004 (#)	indebtedness	During 2004 ($)
Securities Purchase Program:

Gerald W. Grandey President & CEO	Lender	145,800	—	—	22,500 Shares	—

Gary M.S. Chad Senior VP, Governance, Legal and Regulatory Affairs & Corporate Secretary	Lender	83,800	67,040	—	6,000 Shares	—

Nancy E. Hopkins Director	Lender	92,356	66,113	—	6,600 Shares	—

Other Programs:

Gerald W. Grandey[1] President & CEO	Lender	575,000	445,000	—	60,000 Shares	—

Note:
1.	As an employment inducement, an employee benefit plan was established for Mr. Grandey, which provided for the issue of 10,000 Cameco common shares on January 2 of each year for five years commencing January 1994. In connection with the January 2, 1997 and 1998 share issuances, the corporation provided loans to Mr. Grandey for him to pay the income tax arising from these two share issuances. The 1997 loan was in the amount of $375,000 and is repayable in five equal annual installments of $75,000 commencing April 16, 2003. The 1998 loan was in the amount of $275,000 and is repayable in five equal annual installments of $55,000 commencing April 21, 2004. Both loans bear interest in an amount equal to the dividends declared on the 10,000 shares issued to Mr. Grandey in connection with each loan. Such shares (60,000 due to the December 31, 2004 stock split) are held as security by the corporation for repayment of these loans.

CORPORATE GOVERNANCE

The Board of Directors and management of Cameco believe in the importance of good corporate governance, recognizing that it is central to strong performance by the corporation.

Over the past several years, the Board has been reviewing its governance practices in the context of developing governance standards. Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by the Canadian Securities Administrators (CSA), as well as by the United States Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE) giving effect to the provisions of the United States Sarbanes-Oxley Act.

The majority of Cameco’s Board and all of the members of Cameco’s audit committee, human resources and compensation committee, nominating, corporate governance and risk committee, and reserves oversight committee are independent within the meaning of Multilateral Instrument 52-110 (MI52-110) of the CSA and the applicable SEC and NYSE standards. As contemplated under MI52-110, Cameco’s external auditors report directly to the audit committee, the audit committee has a written mandate which addresses the audit committee responsibilities identified in MI52-110 and the audit committee pre-approves all non-audit services. Each member of Cameco’s audit committee is financially literate within the meaning of MI52-110.

33     CAMECO MANAGEMENT PROXY CIRCULAR

On October 29, 2004, the CSA published for comment proposed National Policy 58-201 “Corporate Governance Guidelines” and proposed National Instrument “Disclosure of Corporate Governance Practices”. Cameco’s governance practices are substantially in compliance with the CSA’s proposed governance guidelines. When this proposed policy and proposed instrument are finalized, the Board will reassess Cameco’s governance practices. Cameco is also in compliance with the governance requirements mandated under the Sarbanes-Oxley Act and the applicable NYSE standards.

Cameco’s Board has the responsibility for the stewardship of the corporation which it seeks to discharge by establishing policy and overseeing management. Cameco’s Board of Directors has five standing committees: the audit committee, the safety, health and environment committee, the human resources and compensation committee, the nominating, corporate governance and risk committee, and the reserves oversight committee. The audit committee’s role is to assist the Board of Directors in fulfilling its oversight responsibilities for the financial reporting process, internal controls, external auditors, internal auditors and compliance with laws and Cameco’s code of ethics. The safety, health and environment committee make recommendations to the Board respecting Cameco’s safety, health and environmental policies and management systems. The human resources and compensation committee makes recommendations to the Board respecting senior management compensation, succession planning and the human resources policies for the corporation. It also is responsible for pension plan governance, including oversight of the management of Cameco’s pension plans. The nominating, corporate governance and risk committee makes recommendations to the Board for the nomination of Directors and committee members and assesses the performance of the Board of Directors. It also has the responsibility for evaluating and advising the Board on Cameco’s approach to corporate governance and oversight for risk management. The reserves oversight committee has oversight responsibility for management’s estimation of mining reserves.

To encourage Board renewal, Cameco’s Board has adopted a retirement age of 72 years, which limit can be extended at the discretion of the Board.

Since January 1, 2004, Cameco has continued to improve its governance practices, including:

1.	The Board amended its mandate to explicitly require the Board to satisfy itself as to the integrity of the CEO and other senior executives of the corporation and as to the culture of integrity throughout the corporation.

2.	Due to the importance of reserves to the value of Cameco, the Board decided to make the strategic planning reserves subcommittee a full committee of the Board renamed the reserves oversight committee.

3.	In recognition of the importance of strategic growth to Cameco, the Board strengthened strategic planning oversight at Cameco by adding two additional annual special Board meetings for the whole Board to specifically discuss strategic planning and strategic issues, in addition to the regular Board meeting at which the Board discusses the strategic plan. The strategic planning committee of the Board was therefore eliminated as the Board directly assumed its function and time commitment for strategic planning.

4.	Also to enhance the Board’s understanding of the principal business risks facing Cameco and to improve risk management systems at Cameco, management developed and implemented an enterprise risk management system which reports quarterly to the nominating, corporate governance and risk committee and annually to the Board.

5.	The Board adopted a process by which interested parties may contact the Board chair and other independent Directors by regular mail or the delivery of a sealed confidential letter to the corporate head office addressed to the chair of the Board of Directors of Cameco Corporation.

6.	The Board adopted specific expectations and responsibilities of Directors including complying with Cameco’s code of ethics for Directors, developing a thorough understanding of Cameco’s business, diligently preparing for and actively participating in each meeting, engaging in continuing education programs for Directors, attending all meetings of the Board and committees served on and the annual meeting of shareholders. The Board also revised board membership criteria to include a requirement that Directors who change their principal occupation are expected to advise the nominating, corporate governance and risk committee and, if deemed appropriate by the Board, resign from the Board.

CAMECO MANAGEMENT PROXY CIRCULAR     34

7.	Any waivers of Cameco’s code of ethics for Directors and officers must be approved by Cameco’s Board of Directors after review and recommendation by Cameco’s audit committee.

8.	New Director share ownership guidelines along with the requirement that 60% of a Director’s annual retainer be paid in DSUs puts “at risk” a substantial portion of Director’s compensation.

9.	The nominating, corporate governance and risk committee strengthened its individual Board member self assessment process.

10.	Overseeing management’s implementation of the new governance provisions of the United States Sarbanes-Oxley Act, the NYSE and the CSA, including Cameco’s SOX 404 compliance project.

The Board will continue to review and revise where appropriate Cameco’s governance practices in response to changing governance expectations, regulations and best practices.

Cameco’s corporate governance practices are set out in further detail in schedule B of this circular with reference to the guidelines of the TSX.

In addition to being in compliance with the corporate governance standards applicable to Canadian TSX listed corporations and the requirements of the U.S. Sarbanes-Oxley Act and the NYSE corporate governance standards applicable to it as a foreign private issuer with the SEC, Cameco adheres to many of the NYSE corporate governance standards applicable to U.S. domestic issuers. In particular:

•	a majority of the Board is independent under the NYSE standards;

•	non-management Directors meet separately from management at regularly scheduled meetings;

•	the nominating, corporate governance and risk committee and human resources and compensation committee have written mandates and their members are independent under the NYSE standards;

•	the audit committee has a written mandate and the committee members are independent under the applicable SEC and NYSE requirements;

•	the corporation has an internal audit function that provides management and the audit committee with ongoing assessments of the corporation’s internal controls and will provide the nominating, corporate governance and risk committee with an ongoing assessment of corporate risk management; and

•	Cameco has codes of ethics applicable to its officers, employees and the Directors.

Cameco’s codes of ethics and its Board and Board committee mandates and additional corporate governance disclosure can be found at Cameco’s website at www.cameco.com under “Governance” and are also available in print to any shareholder upon request. Cameco’s Board mandate contains its comprehensive set of corporate governance guidelines.

Shareholders, employees or other interested parties may communicate directly with the Board chair and other independent Directors by writing c/o Gary M.S. Chad, Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary, 2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3.

ADDITIONAL ITEMS

Directors’ and Officers’ Liability Insurance

The corporation maintains a directors’ and officers’ liability insurance policy. Coverage is $100 million per occurrence and limited to $100 million in each policy year subject to a $1 million deductible to be paid by the corporation. The annual premium paid by the corporation is $ 829,595.

The corporation has agreed to indemnify each Director and officer against all costs, charges and expenses reasonably incurred in respect of any action or proceeding to which any such person is made a party by reason of being a director or officer of the corporation, subject to the limitations contained in the Canada Business Corporations Act.

35     CAMECO MANAGEMENT PROXY CIRCULAR

Delivery of Additional Information

Further information about Cameco may be obtained from its website at www.cameco.com and from the SEDAR website at www.sedar.com.

Financial information relating to Cameco can be found in the audited financial statements and management’s discussion and analysis for Cameco’s most recently completed financial year.

Additional information relating to Cameco’s audit committee, as required to be disclosed under the CSA’s National Instrument 52-110, including the audit committee charter, committee composition, and relevant education and experience of members, can be found in the corporation’s annual information form for the year ended December 31, 2004 at “Audit Committee”, which may be obtained at Cameco’s website at www.cameco.com and from the SEDAR website at www.sedar.com.

Any shareholder of record of the corporation or any other person or company who wishes to receive a copy of the corporation’s current annual information form, management’s discussion and analysis, audited financial statements for the year ended December 31, 2004, or a copy of any subsequent quarterly report, may obtain a copy of each by accessing them at Cameco’s website at www.cameco.com or writing to: Cameco Corporation, 2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3, Attention: Gary M.S. Chad.

Board Approval

The Board has approved the contents and distribution of this circular.

“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Governance, Legal & Regulatory Affairs and Corporate Secretary

April 13, 2005

CAMECO MANAGEMENT PROXY CIRCULAR     36

SCHEDULE A

Interpretation

For the purposes of this management proxy circular:

a person is an associate * of another person if:

(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting shares of the corporation; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (iv) above, of the same person;

provided that:

(viii)	if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(ix)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(x)	if any person appears to the board to hold voting shares to which are attached not more than the lesser of four-one-hundredths of 1% of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v)	a trust:

(a)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

37     CAMECO MANAGEMENT PROXY CIRCULAR

(b)	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

(vi)	a corporation that is controlled by a trust described in (v) on the previous page.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trustee that is not a non-resident.

*	For the purpose of schedule B, “associate” shall also mean any relative of such person, including a spouse, or any relative of the spouse, who has the same home as such person.

The foregoing definitions are summaries only and are defined in their entirety by the provisions of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and the articles of the corporation.

CAMECO MANAGEMENT PROXY CIRCULAR     38

SCHEDULE B

TSX Corporate Governance			Consistent with TSX
Committee’s Guidelines		Cameco’s Corporate Governance Practices	Guidelines?
1.	The board should explicitly assume responsibility for the stewardship of the corporation, specifically for:	The board of directors (board) has a formal mandate with the responsibility for the stewardship of the corporation. The board of directors discharges this responsibility by approving policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

		Copies of the Cameco’s directors’ code of ethics, Cameco’s code of ethics and mandates of the board and its committees and position descriptions for the chief executive officer and the non-executive chair and the position description for the chairs of the committees (see the specific committee mandates for these) can be found on Cameco’s website www.cameco.com under “Governance” and are also available in print to any shareholder upon request. Cameco’s board mandate contains its comprehensive set of corporate governance guidelines.	Yes

a.	Adoption of a strategic planning process;	The corporation’s comprehensive strategic planning process results in the annual review and approval by the board of a strategic plan, a one-year budget and a two-year financial plan. The corporation’s strategic plan takes into account the risks and opportunities of the business. In 2004, the board’s strategic planning committee met twice to review strategic initiatives and the draft strategic plan. For 2005, the board strengthened strategic planning oversight at Cameco by directly assuming the function and time commitment of the strategic planning committee thereby eliminating the need for such a committee. In doing so, the board added two additional annual special board meetings for the whole board to specifically discuss strategic planning and strategic issues, in addition to the regular board meeting at which the board discusses the strategic plan.	Yes

b.	Identification of principal risks and implementing risk management systems;	The board discusses the principal risks of Cameco’s business in its deliberations, particularly during the strategic planning and budgeting processes. The board reviews and sets policies for the implementation and monitoring of identifiable risks. The nominating, corporate governance and risk committee is responsible for the oversight of risk management. For the board to enhance their understanding of the principal business risks facing Cameco and to improve the risk management systems at Cameco, management developed and implemented an enterprise risk management system which reports quarterly to this committee and annually to the board. The reserves oversight committee oversees the estimation of Cameco’s reserves. In addition, the audit committee monitors certain financial risks and the safety, health and environment committee reviews with management Cameco’s systems related to safety, health and environmental risk.	Yes

39     CAMECO MANAGEMENT PROXY CIRCULAR

TSX Corporate Governance			Consistent with TSX
Committee’s Guidelines		Cameco’s Corporate Governance Practices	Guidelines?
c.	Succession planning and monitoring senior management;	The human resources and compensation committee annually reviews the adequacy of the corporation’s succession plan, formally evaluates the performance of CEO and senior management and sets specific goals for the corporation, the CEO and senior management to meet. All of this is subsequently approved by the board. One of the board’s principal responsibilities is the selection, monitoring and evaluation of the CEO. The committee also ensures that processes are in place for the development of leaders at Cameco for management succession. In 2004, Cameco introduced a new leadership program for its highest potential executives and managers to strengthen leadership competencies. The board, as part of its mandate for succession planning, is to create opportunities for the board to become acquainted with employees who have the potential to become members of senior management. Such opportunities may include presentations to the board by those employees or interaction with them on social occasions.	Yes

d.	Communications policy; and	Cameco has a formal communication policy and is committed to openness, excellence and timeliness in communications with shareholders, employees and the public. Cameco’s investor and corporate relations department provides information to current and potential shareholders and responds to their inquiries and concerns. The chief executive officer and other officers meet frequently with financial analysts and institutional investors. Investor and corporate relations staff are also available by telephone and fax. Cameco maintains a website at www.cameco.com to provide information to shareholders and the public.

		The board has approved and annually reviews Cameco’s disclosure policy covering timely dissemination of all material information. All material public filings are reviewed by a disclosure committee comprised of senior management, which reports to the audit committee. The disclosure committee prepares formal disclosure controls and procedures for approval by the audit committee. The disclosure committee annually reviews them for effectiveness, recommending changes where appropriate to the audit committee. Prior to approval by the board, certain public filings or portions thereof are reviewed by the audit committee, the reserves oversight committee or human resources and compensation committee. The audit committee reviews and recommends to the board the approval of the annual and interim financial statements and management’s discussion and analysis. The board reviews and approves these documents as well as management proxy circulars, prospectuses, annual information forms, quarterly reports, US Form 40-F filings and other disclosure documents required to be approved by the directors of a corporation under securities laws, securities regulations or stock exchange rules.	Yes

CAMECO MANAGEMENT PROXY CIRCULAR     40

TSX Corporate Governance			Consistent with TSX
Committee’s Guidelines		Cameco’s Corporate Governance Practices	Guidelines?
e.	Integrity of internal control and management information systems.	The board and its committees monitor the integrity of Cameco’s internal control and management information systems. The audit committee is responsible for overseeing the internal controls over accounting and financial reporting systems. The audit committee annually reviews the disclosure controls and procedures of the corporation, internal controls over financial reporting and the certification timetable and process whereby the chief executive officer and the chief financial officer certify the accuracy of the quarterly and annual securities filings and the absence of significant weakness in internal controls as required by applicable securities regulations. Quarterly financial presentations are made to the audit committee. At every regular meeting the audit committee meets with each of the internal auditor and external auditors of the corporation separately from management. The board receives comprehensive monthly written reports which include extensive financial information showing results and comparisons to budgets and forecasts. The board receives quarterly financial presentations from the CFO as to results and forecasts. The safety, health and environment committee of the board is responsible for monitoring the safety, health and environmental management systems at Cameco.	Yes

2.a.	Majority of directors should be unrelated (free from any interest or relationship which could or could reasonably be perceived to materially interfere with the directors’ ability to act in the best interests of the corporation, other than interests arising from shareholdings);	The board has reviewed and determined that Gerald W. Grandey, president and chief executive officer, and Harry D. Cook are the only related board members and only board members that are not independent. The criteria used by the board of directors of Cameco for determining director independence are criteria which meets the standards of the Canadian Securities Administrators (CSA) set forth in Multilateral Instrument 52-110-Audit Committees, proposed National Instrument 58-101-Disclosure of Corporate Governance Practices and the NYSE corporate governance guidelines. Cameco’s criteria for director independence are set out as Appendix “A” to its board mandate, which can be found on Cameco’s website www.cameco.com under Governance.	Yes

b.	Disclosure of significant shareholder (ability to exercise a majority of votes to elect the directors).	Cameco has no significant shareholder as defined in the TSX report.	Yes

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TSX Corporate Governance		Consistent with TSX
Committee’s Guidelines	Cameco’s Corporate Governance Practices	Guidelines?
3.	Disclosure for each director, whether he or she is related, and how that conclusion was reached.	The board is responsible for determining whether or not each director is an unrelated director and also whether each director is independent. To do this, the board circulates an independence questionnaire to be completed by each director and analyzes all the relationships of the directors with the company and its subsidiaries.

Gerald W. Grandey: related and not independent – president and chief executive officer of Cameco.

Harry D. Cook: related and not independent – Mr. Cook retired effective March 31, 2005 as the chief of Lac LaRonge Indian Band and the chair of its wholly owned Kitsaki Management Limited Partnership, the parent corporation of subsidiary companies which have service contracts with Cameco, which are not material to Cameco but are material to Kitsaki Management Limited Partnership.

Joe F. Colvin: unrelated and independent – Mr. Colvin retired in February 2005 as the president and chief executive officer of Nuclear Energy Institute Inc., a nuclear industry association of which Cameco is a member. At that time, he was elected as the president emeritus of the Institute. In deciding his status was that of an unrelated and independent director, the board considered the size of the association, Mr. Colvin’s former position therein and election as president emeritus, the relationship of Mr. Colvin to management and the independence demonstrated by Mr. Colvin at board and committee meetings.

	James R. Curtiss: unrelated and independent – Winston & Strawn, the law firm of which Mr. Curtiss is a partner, performs legal services periodically for Cameco. In deciding his status was that of an unrelated and independent director, the board considered the nature of the corporation’s relationship with Winston & Strawn, the amount of legal fees, the size of the law firm, the relationship of Mr. Curtiss to management and the independence demonstrated by Mr. Curtiss at board and committee meetings.	Yes

CAMECO MANAGEMENT PROXY CIRCULAR     42

TSX Corporate Governance			Consistent with TSX
Committee’s Guidelines		Cameco’s Corporate Governance Practices	Guidelines?
For the rest of the directors, none of them or their “associates”:

•  works for Cameco
•  has material contracts with Cameco
•  receives remuneration from Cameco in excess of fees and compensation as directors and committee members or as directors of subsidiaries of Cameco

John S. Auston – unrelated and independent
George S. Dembroski – unrelated and independent
Nancy E. Hopkins – unrelated and independent
J. W. George Ivany – unrelated and independent
A. Neil McMillan – unrelated and independent
Oyvind Hushovd – unrelated and independent
Robert W. Peterson – unrelated and independent
Victor J. Zaleschuk – unrelated and independent

4.a.	Appointment of a committee responsible for appointment/ assessment of directors; and	The nominating, corporate governance and risk committee has the mandate to:

•  establish qualifications and criteria for board membership
•  recommend candidates for annual election and for filling vacancies on the board
•  recommend committee members and the chair of committees
•  evaluate the performance of the board and of committees
•  maintain a matrix of director talent and board requirements in order to identify skill gaps on the board

		Annual skills and experience self-assessments by the board members are completed and reviewed by the committee to assist in placing board members on committees where their expertise can best be utilized and also to identify skills and experience gaps important in identifying any new nominees to the board.	Yes

b.	Comprised exclusively of non-management directors, a majority of whom are unrelated.	Cameco’s nominating, corporate governance and risk committee is comprised exclusively of non-management directors. All of the committee members are unrelated and independent.	Yes

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TSX Corporate Governance			Consistent with TSX
Committee’s Guidelines		Cameco’s Corporate Governance Practices	Guidelines?
5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors.	Annually the nominating, corporate governance and risk committee reviews the effectiveness of the board, its chair and committees and individual directors through the use of a confidential survey, including a self assessment, completed by each member, the results of which are subsequently discussed by the board. The chair of the committee, through interviews with each director, provides directors with an opportunity to discuss any matter relating to their peers’ performance or other aspects of the functioning of the board. The committee, through the survey and interviews, assesses the operation of the board and the committees, the adequacy of information given to directors, communication between the board and management, the effectiveness of the processes of the board and committees, and the effectiveness of the board and individual directors. The committee recommends to the board any changes needed to enhance performance based upon this assessment process.	Yes

6.	Provide orientation and education programs for new board members.	A director’s manual is provided to all directors, which is updated from time to time. New board members receive a formal directors’ education program. There is an annual site visit to a Cameco-operated facility or other nuclear facility for all directors. Board and committee presentations by management include appropriate background information. The audit committee has instituted an education program for committee members. Board members attend seminars and conferences from time to time on pertinent topics at Cameco’s expense.	Yes

7.	Consider the size of the board, with a view to improving its effectiveness.	Cameco’s present board size of 12 members brings the necessary skills and experience to board decision-making to form an effective decision-making body. Cameco’s nominating, corporate governance and risk committee annually assesses the size of the board and its composition to determine whether it has all the necessary constituents for effective decision making.	Yes

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TSX Corporate Governance			Consistent with TSX
Committee’s Guidelines		Cameco’s Corporate Governance Practices	Guidelines?
8.	Review of compensation of directors in light of risks and responsibilities.	The human resources and compensation committee, comprised of unrelated and independent directors, is mandated to review and recommend to the board the remuneration for directors from time to time. In light of the increasing responsibilities and time commitments of board members, the human resources and compensation committee engaged an independent consultant in 2004 to review and benchmark the remuneration paid by Cameco to its directors. Director remuneration was benchmarked against 17 North American capital intensive companies, drawn from mining, electric/natural gas/utilities, forest products, chemicals, steel sectors, TSX 100 companies and other publicly traded companies. Based on this review the committee recommended and the board approved certain increases in director remuneration for 2005.

		In order to greater align the interests of directors and shareholders, Cameco has adopted share ownership guidelines and a deferred share unit (DSU) plan for directors. The share ownership guidelines call for an aggregate of 3 times annual director’s retainer in common shares or DSUs to be owned by a director within 5 years.	Yes

9. a.	Committees should be generally composed of non-management directors; and	The committees of the board are the:
•  audit committee
•  human resources and compensation committee
•  reserves oversight committee
•  safety, health and environment committee
•  nominating, corporate governance and risk committee

		Committees are comprised solely of non-management members, except for the safety, health and environment committee, where John Jarrell, vice-president, safety, health and environment, is a member.	Yes

b.	Majority of committee members should be unrelated.	The majority of committee members are unrelated and independent.	Yes

10.	Appoint a committee responsible for approach to corporate governance issues.	The nominating, corporate governance and risk committee is mandated to be responsible to the board for governance of Cameco, including the corporation’s approach to corporate governance issues and the relationship of the board to management.	Yes

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TSX Corporate Governance			Consistent with TSX
Committee’s Guidelines		Cameco’s Corporate Governance Practices	Guidelines?
11. a.	Define limits to management’s responsibilities by developing mandates for: (i) the board; and (ii) the CEO.	The board has a mandate and there are board approved position descriptions for the chair and CEO. The CEO’s limits of authority are clearly defined. The board must approve all decisions involving unbudgeted operating expenditures in excess of 10% of the total operating budget and unbudgeted project expenditures in excess of $5 million. The corporation’s annual objectives constitute the CEO’s mandate on a year to year basis. These goals include specific quantifiable goals.	Yes

b.	Board should approve CEO’s objectives.	The human resources and compensation committee reviews and recommends to the board the CEO’s specific objectives on an annual basis. These objectives are then approved by the board.	Yes

12.	Establish procedures to enable the board to function independently of management.	In 2003, Mr. Zaleschuk was appointed as a non-executive chair of the board, which allows the board to function independently of management. The board meets separately from management at each regularly scheduled meeting. Also, at least once a year the independent directors of Cameco meet separately from the non-independent director.	Yes

13. a.	Establish an audit committee and a specifically defined mandate; and	Cameco’s audit committee has the mandate to:
•  select, evaluate, oversee and when appropriate replace the external auditors
•  review the annual audit plan
•   review and pre-approve all audit and non-audit services engagement terms and fees
•  annually review and confirm the independence of the external auditors
•  review material communications from the external auditors and review any off-balance sheet financing
•  review and recommend board approval of the annual audited financial statements and management discussion and analysis and all interim unaudited financial statements, accompanying press releases and quarterly reports
•  review the major accounting policies, the presentation of contingencies and the material judgment issues in financial reporting including quality of reporting
•  oversee the adequacy and effectiveness of internal controls, establish the terms of reference of the internal auditor and receive internal audit reports
•  review annually the disclosure controls and procedures of the corporation including the certification process for interim and annual reports filed with securities regulators
•  review the appointment of the CFO and key financial executives and qualifications of new employees with a financial oversight role
•  recommend board approval of investment and hedging policies and monitor compliance therewith
Yes

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TSX Corporate Governance			Consistent with TSX
Committee’s Guidelines		Cameco’s Corporate Governance Practices	Guidelines?

•  monitor Cameco’s code of ethics and recommend pre-approval of related party transactions to the board. The committee receives an annual report from the conflicts committee of senior management regarding the annual process by which all employees of the company sign a code of ethics compliance certificate
•  establish procedures to deal with accounting and auditing complaints
•  review the expenses of the CEO

b.	All members should be non-management directors	Cameco’s audit committee, by its mandate, cannot have management directors as members. The six members are financially literate and independent. Mr. Zaleschuk has been appointed the audit committee financial expert. The independence standard for the audit committee established by the board is that the audit committee members shall not be entitled to receive any fee or compensation either directly or indirectly from the corporation other than as a board or a committee member.

The audit committee meets with the internal auditor and external auditors at regularly scheduled meetings separate from management. Management annually reports to the committee with respect to the adequacy and effectiveness of the corporation’s disclosure controls and systems of internal control.

		The audit committee must pre-approve all non-audit services performed by the external auditors and is responsible for engaging the external auditors and fixing their compensation.	Yes

14.	Implement a system to enable individual directors to engage outside advisors at the corporation’s expense.	Individual directors can engage outside advisors with the authorization of the nominating, corporate governance and risk committee. Each committee is authorized by its mandate to engage external advisors to assist it in carrying out its duties. In 2004 the human resources and compensation committee retained an external compensation consultant to review executive and directors’ compensation.	Yes

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